Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of

Common Stock

of

THERAPEUTICSMD, INC.

at

$10.00 Net Per Share

by

Athene Merger Sub, Inc.,

a wholly owned subsidiary of

Athene Parent, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JULY 5, 2022,
UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of May 27, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Athene Parent, Inc., a Nevada corporation (“Parent”), which is an affiliate of EW Healthcare Partners, Athene Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Purchaser”), and TherapeuticsMD, Inc., a Nevada corporation (“TXMD”). Purchaser is offering to purchase all of the issued and outstanding shares of TXMD’s common stock, par value $0.001 per share (the “Shares”), at a price of $10.00 per Share, net to the seller, in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Pursuant to the Merger Agreement, following the consummation of the Offer (the date and time of Purchaser’s acceptance of Shares tendered for payment, the “Acceptance Time”) and the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into TXMD without a vote of the stockholders of TXMD in accordance with Section 92A.133 of the Nevada Revised Statutes (the “Merger”), with TXMD continuing as the surviving corporation in the Merger (the “Surviving Corporation”). As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (defined below) of the Merger (other than (i) Shares owned directly or indirectly by Parent or its subsidiaries, including Purchaser, if any, (ii) Shares held by TXMD as treasury shares immediately prior to the Effective Time and (iii) shares owned by a wholly owned subsidiary of TXMD ((i), (ii) and (iii), collectively “Company Owned Shares”), which Company Owned Shares shall be cancelled without any payment made with respect thereto) will, at the Effective Time, be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding taxes. As a result of the Merger, TXMD will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to in this Offer to Purchase as the “Transactions.”

On May 27, 2022, the board of directors of TXMD (the “TXMD Board”) unanimously (i) determined the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of TXMD and its stockholders, (ii) adopted and approved and declared advisable the Merger Agreement and the Transactions, and (iii) recommended, by resolution, that the stockholders of TXMD accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of the Minimum Tender Condition (as defined below) and other conditions described in Section 15 – “Certain Conditions of the Offer.” If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied or if any of the other conditions of the Offer is not satisfied upon expiration of the Offer (taking into account any extensions thereof as permitted by the Merger Agreement), then (i) neither the Offer nor the Merger will be consummated and (ii) TXMD’s stockholders will not receive the Offer Price pursuant to the Offer or any Merger Consideration (as defined below) pursuant to the Merger. A summary of the principal terms of the Offer appears starting on page 5 of this Offer to Purchase under the heading “Summary Term Sheet.” You should read this Offer to Purchase and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Stockholders may call toll free: (800) 820-2416

Email: TXMD@dfking.com

June 6, 2022

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must (a) follow the procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

* * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D.F. King & Co., Inc. (“D.F. King”), acting as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase, which will be furnished promptly at Purchaser’s expense. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Page
SUMMARY TERM SHEET	5
INTRODUCTION	13
THE TENDER OFFER	16

1.	Terms of the Offer	16
2.	Acceptance for Payment and Payment for Shares	18
3.	Procedures for Accepting the Offer and Tendering Shares	19
4.	Withdrawal Rights	21
5.	Material United States Federal Income Tax Consequences	22
6.	Price Range of Shares; Dividends	26
7.	Certain Information Concerning TXMD	27
8.	Certain Information Concerning Parent and Purchaser	27
9.	Source and Amount of Funds	29
10.	Background of the Offer; Past Contacts or Negotiations with TXMD	30
11.	The Merger Agreement; Other Agreements	36
12.	Purpose of the Offer; Plans for TXMD	55
13.	Certain Effects of the Offer	56
14.	Dividends and Distributions	56
15.	Certain Conditions of the Offer	57
16.	Certain Legal Matters; Regulatory Approvals	58
17.	No Dissenter’s or Appraisal Rights	59
18.	Fees and Expenses	59
19.	Miscellaneous	60
	Schedule I - Directors and Executive Officers of Purchaser Entities	60

SUMMARY TERM SHEET

Athene Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly owned subsidiary of Athene Parent, Inc., a Nevada corporation (“Parent”) and an affiliate of EW Healthcare Partners, is offering to purchase (i) all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of TherapeuticsMD, Inc., a Nevada corporation (“TXMD”), at a price per share of $10.00, net to the seller, in cash, without interest and subject to any required withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of TXMD, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning TXMD contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by TXMD or has been taken from or is based upon publicly available documents or records of TXMD on file with the SEC or other public sources at the time of the Offer (as defined in the “Introduction” to this Offer to Purchase). Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to TXMD provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and where appropriate, Parent and Purchaser, collectively.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of TherapeuticsMD, Inc., a Nevada corporation (“TXMD”).

Price Offered Per Share	$10.00, per Share, net to the seller, in cash, without interest and subject to any required withholding taxes (the “Offer Price”).

Scheduled Expiration of Offer	One minute after 11:59 P.M., New York City time, on July 5, 2022 (“Offer Expiration Time”), unless the Offer is extended or terminated (the Offer Expiration Time, as it may be extended is referred to as the “Expiration Date”). See Section 1 – “Terms of the Offer.”

Purchaser	Athene Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly owned subsidiary of Athene Parent, Inc. (“Parent”), a Nevada corporation and an affiliate of EW Healthcare Partners.

TXMD’s Board of Directors’ Recommendation	The board of directors of TXMD (the “TXMD Board”) unanimously recommends that the stockholders of TXMD tender their Shares in the Offer.

Who is offering to buy my Shares?

Purchaser is offering to purchase all of the issued and outstanding Shares. Purchaser is a Nevada corporation and wholly owned subsidiary of Parent which was formed for the sole purpose of making the Offer and completing the process by which TXMD will become a subsidiary of Parent through the merger of Purchaser with and into

TXMD (the “Merger”), with TXMD being the surviving corporation. Parent is an affiliate of EW Healthcare Partners. See the “Introduction,” Section 8 – “Certain Information Concerning Parent and Purchaser” and Schedule I – “Directors and Executive Officers of Purchaser Entities.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 – “Terms of the Offer.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $10.00 per Share, net to you, in cash, without interest and subject to any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1 – “Terms of the Offer,” and Section 2 – “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Merger Agreement entered into by Parent, Purchaser and TXMD on May 27, 2022 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Certain Conditions of the Offer.”

What are the most significant conditions of the Offer?

Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of the following conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things:

(i)

the number of Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time (other than Shares tendered by guaranteed delivery that have not yet been “received,” as such term is used in NRS 92A.133(4)(g), by the depositary for the Offer), when added to any Shares already owned by Purchaser, equals a majority of the voting power of the then issued and outstanding Shares (the “Minimum Tender Condition”);

(ii)

the accuracy of TXMD’s representations and warranties contained in the Merger Agreement (subject to certain customary materiality qualifiers) (as described in Section 11 – “The Merger Agreement; Other Agreements”);

(iii)	the Merger Agreement has not been terminated in accordance with its terms;

(iv)	TXMD will have complied with and performed in all material respects its covenants, agreements and obligations required to be complied or performed by it on or prior to the Offer Expiration Time;

(v)	no event has occurred that, individually or in the aggregate, has had or would be reasonably likely to have a material adverse effect on the Company;

(vi)

no default or event of default has occurred and is continuing to occur under the Financing Agreement, dated as of April 24, 2019, by and among TXMD, certain of its subsidiaries, lenders party thereto from time to time and Sixth Street Specialty Lending, Inc. (as amended, restated, supplemented or modified from time to time, the “Financing Agreement”);

(vii)

there is no order or other legal restraint that is in effect and has the effect of making the consummation of the Offer or the Merger illegal or prohibiting the consummation of the Offer or the Merger.

See Section 15 – “Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the issued and outstanding Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

Purchaser estimates that it will need up to approximately $102 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger and to pay related fees and expenses at the Closing of the Transactions (the “Transaction Uses”). EW Healthcare Partners Fund 2, L.P., a Delaware limited partnership and affiliate of EW Healthcare Partners (the “Investor”), has provided to Parent an equity commitment equal to approximately $92.99 million (the “Equity Financing”). The proceeds of the Equity Financing, together with TXMD’s available cash, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and the other Transaction Uses. Funding of the Equity Financing is subject to the satisfaction of certain customary conditions set forth therein. The Offer and the Merger are not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer and pay for the Shares acquired in the Merger.

See Section 9 – “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consideration offered in the Offer consists solely of cash;

•	the Offer is being made for all issued and outstanding Shares;

•	if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger (the “Per Share Price”);

•	the Offer is not subject to any financing condition; and

•	we have all of the financial resources, including committed equity financing, sufficient to finance the Offer and the Merger.

See Section 9 – “Source and Amount of Funds.”

Why are you making the Offer?

We are making the Offer because we want to acquire all of the equity interests in TXMD. If the Offer is consummated, as promptly as practicable after consummation of the Offer, Purchaser will merge with and into TXMD, with TXMD as the Surviving Corporation. See Section 12 – “Purpose of the Offer; Plans for TXMD.”

What does the TXMD Board think about the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the TXMD Board. The TXMD Board has unanimously:

•	determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of TXMD and TXMD’s stockholders;

•

adopted and approved and declared advisable the Merger Agreement and the Transactions; and recommended, by resolution, that the stockholders of TXMD accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of TXMD’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in TXMD’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will be subsequently filed by TXMD with the SEC and mailed to TXMD’s stockholders after the mailing of this Offer to Purchase. See the “Introduction” and Section 10 – “Background of the Offer; Past Contacts or Negotiations with TXMD.”

Has the TXMD Board received a fairness opinion in connection with the Offer and the Merger?

Yes. Greenhill & Co., LLC (“Greenhill”), the financial advisor to TXMD, delivered an oral opinion to the TXMD Board, which was subsequently confirmed by delivery of a written opinion dated May 27, 2022, to the effect that, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, the consideration to be received by the stockholders of TXMD was fair, from a financial point of view, to such holders. The full text of Greenhill’s written opinion, which describes the assumptions, qualifications and limitations stated in such written opinion, will be included as an annex to the Schedule 14D-9. Greenhill’s opinion was provided for the benefit of the TXMD Board in connection with, and for the purpose of, its evaluation of the Offer Price in the Transaction and addresses only the fairness, from a financial point of view, to holders of Shares of the consideration to be received pursuant to the Merger Agreement. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

How long do I have to decide whether to tender my Shares in the Offer?

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must comply with the procedures described in this Offer to Purchase and the Letter of Transmittal, as applicable, by the Offer Expiration Time. The term “Offer Expiration Time” means one minute after 11:59 P.M., New York City time, on July 5, 2022, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Offer Expiration Time” means such later time and date to which the Offer has been extended. Notwithstanding the foregoing, Purchaser and Parent will not be required to extend the Offer beyond the earlier of (i) 11:59 p.m. Eastern Time on July 13, 2022, or (ii) the valid termination of the Merger Agreement.

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer.

Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights and TXMD’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•

we will extend the Offer for any minimum period required by any rule or regulation of the SEC or its staff, any rule or regulation of the NASDAQ Global Select Market (“Nasdaq”) or any other applicable law, in each case, applicable to the Offer; and

•

if, as of any then-scheduled Offer Expiration Time, any Offer Condition is not satisfied and has not been waived, we will extend the Offer on one or more occasions, for one or more additional periods of up to ten (10) business days per extension (or such longer period as Parent and TXMD may mutually agree), to permit such Offer Condition to be satisfied; provided, that if the sole such unsatisfied Offer Condition is the Minimum Tender Condition (other than any Offer Condition that by its nature to be satisfied at the Acceptance Time), Purchaser shall not be required to (and Parent shall not be required to cause Purchaser to) extend the Offer for more than two additional consecutive periods of five (5) business days each (or such shorter period as Parent and TXMD may mutually agree).

Notwithstanding the foregoing, in no event shall Purchaser be required to extend the Offer beyond the earlier to occur of (A) the valid termination of the Merger Agreement in compliance with Section 8.1 thereof and (B) the Termination Date.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1 – “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and Paying Agent (as defined below) of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 – “Terms of the Offer.”

How do I tender my Shares?

If you wish to accept the Offer and:

•

you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in accordance with the procedures described in this Offer to Purchase and the Letter of Transmittal; or

•

you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book entry” form in your name with TXMD’s transfer agent), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a duly completed and validly executed Letter of Transmittal (or, with respect to Eligible Institutions (as defined below), a manually executed facsimile thereof) or an Agent’s Message (as defined in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent. These materials must reach the Depositary and Paying Agent before the Offer expires.

See the Letter of Transmittal and Section 3 – “Procedures for Accepting the Offer and Tendering Shares” for more information.

May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?

Yes. You may withdraw previously tendered Shares any time prior to the Offer Expiration Time and, if not previously accepted for payment, at any time after August 5, 2022, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, by following the procedures for withdrawing your Shares. To withdraw your Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary and Paying Agent for the Offer, while you have the right to withdraw your Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee prior to the Offer Expiration Time to arrange for the withdrawal of your Shares. See Section 4 – “Withdrawal Rights.”

Do I have to vote to approve the Offer or the Merger?

No vote of TXMD stockholders is required to approve the Offer or the Merger. You only need to tender your Shares if you choose to do so. Following the completion of the Offer, if the Minimum Tender Condition has been satisfied, and the other Offer Conditions are satisfied or waived, we will be able to consummate the Merger pursuant to Section 92A.133 of the Nevada Revised Statutes (the “NRS”) without a vote of the stockholders of TXMD. See Section 12 – “Purpose of the Offer; Plans for TXMD.”

If the Offer is successfully completed, will TXMD continue as a public company?

No. If the Minimum Tender Condition has been satisfied, and the other Offer Conditions are satisfied or waived, we expect to consummate the Merger in accordance with NRS 92A.133 and the other applicable provisions of the NRS, and no vote of the TXMD stockholders will be required to approve the Merger Agreement or to consummate the Merger. If the Merger takes place, TXMD will no longer be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, your Shares will be converted in the Merger into the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, the Shares will no longer be eligible to be traded on Nasdaq or any other securities exchange, there will not be a public trading market for the common stock of TXMD, and TXMD will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13 – “Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. Neither we nor TXMD is under any obligation to pursue or consummate the Merger if the Offer is not consummated.

Do I have dissenter’s or appraisal rights in connection with the Offer and the Merger?

No. There are no dissenter’s rights or appraisal rights available as a result of or in connection with the Offer. Pursuant to Section 92A.390 of the NRS, there are no dissenter’s rights or appraisal rights available as a result of or in connection with the Merger, if consummated. See Section 17 – “No Dissenter’s or Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, subject to any required withholding taxes and without interest.

Subject to the satisfaction of the No Order Merger Condition and the No Default Condition (each as defined below), if the Minimum Tender Condition and the other Offer Conditions are satisfied, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be effected pursuant to NRS 92A.133, assuming the requirements of that statutory provision are met, no vote by the stockholders of TXMD will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 12 – “Purpose of the Offer; Plans for TXMD.”

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) TXMD’s stockholders will not receive the Offer Price or Per Share Price pursuant to the Offer or Merger, as applicable.

Will there be a subsequent offering period?

No. As required by NRS 92A.133, we expect the Merger to occur as promptly as practicable following the date and time of Purchaser’s acceptance of Shares tendered for payment (the “Acceptance Time”) without a subsequent offering period.

What is the market value of my Shares as of a recent date?

On May 27, 2022, the last full trading day before Parent and TXMD announced that they had entered into the Merger Agreement, the closing price of the Shares reported on Nasdaq was $2.14 per Share; therefore, the Offer Price of $10.00 per Share represents a premium of approximately 367.3% over such price. On June 3, 2022, the last full trading day prior to the commencement of this Offer, the closing price of the Shares reported on Nasdaq was $9.93 per Share. The Offer Price represents (i) a premium of approximately 211.8% to the volume-weighted average price of the Shares on Nasdaq over the thirty trading day period ended on May 27, 2022.

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

None of the stockholders of TXMD have entered into any agreement with us or any of our affiliates to tender their Shares in the Offer in connection with the execution of the Merger Agreement. TXMD has informed us that, as of June 2, 2022, the executive officers and directors of TXMD beneficially owned, directly or indirectly, in the aggregate, 83,535 Shares (excluding any Company Option, any TXMD RSU or any TXMD PSU (each, as defined below)), and that, to the best of TXMD’s knowledge, after reasonable inquiry, each executive officer and director of TXMD who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

If I tender my Shares, when and how will I get paid?

If the Offer Conditions are satisfied or, to the extent permitted, waived, and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $10.00 in cash without interest and subject to any required withholding taxes, promptly following the Acceptance Time. See Section 1 – “Terms of the Offer” and Section 2 – “Acceptance for Payment and Payment of Shares.”

What will happen to my stock options in the Offer and the Merger?

The Offer is made only for Shares and is not being made for any outstanding options to purchase Shares (each, a “TXMD Option”) granted under the AMHN, Inc. 2009 Long Term Incentive Compensation Plan, TXMD Amended and Restated 2012 Stock Incentive Plan, and TXMD 2019 Stock Incentive Plan, each as amended (collectively, the “TXMD Equity Plans”) or otherwise. Pursuant to the Merger Agreement, as of the Effective Time, each TXMD Option that is outstanding and unexercised as of immediately prior to the Effective Time will be canceled at the Effective Time without any consideration in respect thereof. See Section 11 – “The Merger Agreement; Other Agreements.”

What will happen to my restricted stock units in the Offer and the Merger?

The Offer is made only for Shares and is not being made for any outstanding restricted stock units granted under the TXMD Equity Plans or otherwise (each, a “TXMD RSU”). Pursuant to the Merger Agreement, as of the Effective Time, each TXMD RSU (other than any TXMD PSU (as defined below)) that is then outstanding and unvested as of the Effective Time will be canceled and converted into the right to receive an amount of cash equal to the product of (a) the number of Shares then underlying such TXMD RSU multiplied by (b) the Offer Price. See Section 11 – “The Merger Agreement; Other Agreements.”

What will happen to my performance stock units in the Offer and the Merger?

The Offer is made only for Shares and is not being made for any outstanding restricted stock units granted under the TXMD Equity Plans or otherwise that are subject, in full or in part, to performance-based vesting conditions (each, a “TXMD PSU”). Pursuant to the Merger Agreement, as of the Effective Time, each TXMD PSU that is then outstanding and unvested as of the Effective Time will be cancelled and converted into the right to receive an amount of cash equal to the product of (a) the number of Shares subject to such TXMD PSU (calculated based on the achievement of the applicable performance metrics at the target level) multiplied by (b) the Offer Price. See Section 11 – “The Merger Agreement; Other Agreements.”

What are the material United States federal income tax consequences of the Offer and the Merger to a United States Holder?

If you are a United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in such Shares exchanged therefor. Such gain or loss will generally be treated as a long-term capital gain or loss if you have held your Shares for more than one year at the time of the exchange. If you are a non-United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”), you generally will not be subject to United States federal income tax with respect to the exchange of Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See Section 5 – “Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your tax advisors to determine the tax consequences to you of the Offer and the Merger in light of your particular circumstances, including the application and effect of any state, local or non-United States tax laws.

Who should I talk to if I have additional questions about the Offer?

Stockholders, banks and brokers may call D.F. King & Co., Inc. (“D.F. King”) toll-free at (800) 820-2416. D.F. King is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Athene Merger Sub, Inc., a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of Athene Parent, Inc., a Nevada corporation (“Parent” and, together with Purchaser, the “Buyer Parties”) and an affiliate of EW Healthcare Partners, hereby offers to purchase for cash all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of TherapeuticsMD, Inc., a Nevada corporation (“TXMD”), at a price of $10.00 per Share, net to the seller, in cash without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). TXMD has informed us that, as of June 2, 2022, the executive officers and directors of TXMD beneficially owned, directly or indirectly, in the aggregate, 83,535 Shares (excluding any shares issuable upon the exercise of TXMD stock options and the settlement of TXMD restricted stock units and performance stock units), and that, to the best of TXMD’s knowledge, after reasonable inquiry, each executive officer and director of TXMD who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. None of the stockholders of TXMD have entered into any agreement with us or any of our affiliates to tender their Shares in the Offer in connection with the execution of the Merger Agreement. The Offer and withdrawal rights will expire at one minute after 11:59 P.M., New York City time, on July 5, 2022 (the “Offer Expiration Time”), unless the Offer is extended in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 27, 2022, among Parent, Purchaser and TXMD (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides that as promptly as practicable after the consummation of the Offer, Purchaser will merge with and into TXMD (the “Merger”) in accordance with the provisions of Section 92A.133 of the Nevada Revised Statutes (the “NRS”), with TXMD continuing as the surviving corporation (the “Surviving Corporation”) in the Merger. Because the Merger will be effected pursuant to NRS 92A.133, assuming the requirements of that statutory provision are met, no TXMD stockholder vote will be required to approve the Merger Agreement and consummate the Merger. As a result of the Merger, the Shares will cease to be publicly traded. Under the terms of the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be consummated by executing and filing with the Nevada Secretary of State articles of merger (the “Articles of Merger”) in accordance with the relevant provisions of the NRS. The Merger shall become effective upon the filing of the Articles of Merger with the Nevada Secretary of State or at such later effective date and time permitted under the NRS as may be agreed in writing by Parent, Purchaser and TXMD and specified in the Articles of Merger (the “Effective Time”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned directly or indirectly by Parent or its subsidiaries, including Purchaser, if any, (ii) Shares held by TXMD as treasury shares immediately prior to the Effective Time and (iii) shares owned by a wholly owned subsidiary of TXMD ((i), (ii) and (iii), collectively “Company Owned Shares”), which Company Owned Shares shall be cancelled without any payment made with respect thereto) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Price”), without interest and subject to any required withholding taxes. Under no circumstances will interest on the Offer Price or Per Share Price for Shares be paid to the stockholders of TXMD, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of equity awards of TXMD.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary and Paying Agent (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the instructions to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or

Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., acting as the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), and D.F. King & Co., Inc. (“D.F. King”), acting as the information agent for the Offer, incurred in connection with the Offer. See Section 18 – “Fees and Expenses.”

On May 27, 2022, the board of directors of TXMD (the “TXMD Board”) unanimously (i) determined the Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of TXMD and its stockholders, (ii) adopted and approved and declared advisable the Merger Agreement and the Transactions and (iii) recommended, by resolution, that the stockholders of TXMD accept the Offer and tender their Shares to Purchaser pursuant to the Offer on the terms and subject to the conditions set forth in the Merger Agreement. A more complete description of the TXMD Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in TXMD’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any supplements thereto, “Schedule 14D-9”) under the Exchange Act. The Schedule 14D-9 will be mailed to TXMD’s stockholders in connection with the Offer as promptly as practicable after the mailing of, this Offer to Purchase, the Letter of Transmittal and other related materials.

The Offer is not subject to any financing condition. These and other conditions to the Offer are described in Section 15 – “Certain Conditions of the Offer.”

Section 92A.133 of the NRS provides that, subject to certain statutory requirements, if following consummation of a tender offer for a publicly traded Nevada corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the corporation consummating the tender offer equals at least that percentage of the voting power of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to approve a merger agreement under the NRS and the target corporation’s articles of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the corporation consummating the tender offer may effect a merger with the target Nevada corporation without a vote of the stockholders of the target Nevada corporation. Accordingly, if the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Offer Expiration Time, together with any Shares beneficially owned by Purchaser or its “affiliates” (as defined in NRS 92A.133(4)(a)), immediately after giving effect to the acceptance for payment of Shares in the Offer, equals at least a majority of the then issued and outstanding Shares, and the other Offer Conditions are satisfied or waived, no vote of the TXMD stockholders will be required to approve or effectuate the Merger, and Purchaser will not seek the approval of TXMD’s remaining public stockholders before effecting the Merger. NRS 92A.133 also requires that the Merger Agreement provide that a merger pursuant to that provision be effected as soon as practicable after the tender offer. Therefore, TXMD, Parent and Purchaser have agreed to take all necessary action to cause the Merger to become effective as promptly as practicable following the acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 11 – “The Merger Agreement; Other Agreements.”

There are no dissenter’s rights or appraisal rights available as a result of or in connection with the Offer. Pursuant to Section 92A.390 of the NRS, there are no dissenter’s rights or appraisal rights available as a result of or in connection with the Merger, if consummated. See Section 17 – “No Dissenter’s or Appraisal Rights.”

Greenhill & Co., LLC (“Greenhill”), the financial advisor to TXMD, delivered an oral opinion to the TXMD Board, which was subsequently confirmed by delivery of a written opinion dated May 27, 2022, to the effect that, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, the consideration to be received by the stockholders of TXMD was fair, from a financial point of view, to such holders. The full text of Greenhill’s written opinion, which describes the assumptions, qualifications and limitations stated in such written opinion, will be included as an annex to Schedule 14D-9. Greenhill’s opinion was provided for the benefit of the TXMD Board in connection with, and for the purpose of, its evaluation of the Offer Price in the Transaction and addresses only the fairness, from a financial point of view, to holders of Shares of the consideration to be received pursuant to the Merger Agreement. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

The material United States federal income tax consequences for stockholders of TXMD that exchange Shares for cash pursuant to the Offer or the Merger are summarized in Section 5 – “Material United States Federal Income Tax Consequences.”

Parent and Purchaser have retained D.F. King to be the “Information Agent” and Computershare Trust Company, N.A. to be the “Depositary and Paying Agent” in connection with the Offer. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as Depositary and Paying Agent, and D.F. King, as Information Agent, incurred in connection with the Offer. See Section 18 – “Fees and Expenses.”

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

This Offer to Purchase, the Letter of Transmittal and the other documents referred to in this Offer to Purchase contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the Offer Conditions (as defined in Section 15 – “Certain Conditions of the Offer”) (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Offer Expiration Time and not validly withdrawn as permitted under Section 4 – “Withdrawal Rights” (the date and time of Purchaser’s acceptance of Shares tendered for payment, the “Acceptance Time”). The term “Offer Expiration Time” means one minute after 11:59 P.M., New York City time, on July 5, 2022, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Offer Expiration Time” means such later time and date to which the Offer has been extended. Notwithstanding the foregoing, Purchaser and Parent will not be required to extend the Offer beyond the earlier of (i) 11:59 p.m. New York City Time on July 15, 2022, or (ii) the valid termination of the Merger Agreement.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer.” Purchaser may, subject to the terms and conditions of the Merger Agreement, terminate the Offer without purchasing any Shares if the Offer Conditions described in Section 15 – “Certain Conditions of the Offer” are not satisfied or waived. See Section 11 – “The Merger Agreement; Other Agreements – Termination.”

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, Parent and Purchaser expressly reserve the right to increase the Offer Price and amend, modify or waive any Offer Condition (other than the Minimum Tender Condition) or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, Purchaser and Parent have agreed that (A) Purchaser shall not decrease the Offer Price and (B) no change may be made to the Offer that (i) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (ii) reduces the number of Shares sought to be purchased by Purchaser in the Offer, (iii) amends or modifies any of the Offer Conditions in a manner that is adverse to the holders of the Shares, or imposes conditions or requirements to the Offer in addition to the Offer Conditions, (iv) amends, modifies or waives the Minimum Tender Condition or (vi) extends or otherwise changes the Expiration Date in a manner other than pursuant to and in accordance with the Merger Agreement.

The Merger Agreement provides, among other things, that the Offer Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into the Shares), reorganization, recapitalization, reclassification, combination, merger, issuer tender offer, exchange of shares or other like change with respect to the Shares occurring on or after the date of the Merger Agreement and prior to the Acceptance Time.

Pursuant to the Merger Agreement, the Offer may be extended beyond the initial Offer Expiration Time, but in no event will the Offer be extended beyond the earlier of the valid termination of the Merger Agreement and the Termination Date without the prior written consent of TXMD. The Merger Agreement provides that Purchaser will (a) extend the Offer for any minimum period required by any rule or regulation of the SEC or its staff, any rule or regulation of Nasdaq or any other applicable law, in each case, applicable to the Offer; (b) if, as of any then-scheduled Offer Expiration Time, any Offer Condition (other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) is not satisfied and has not been waived, extend the Offer on one or more occasions, for one or more additional periods of up to ten business days each (or such longer period as TXMD and Parent may agree) to permit such Offer Conditions to be satisfied; provided, that if the sole such unsatisfied Offer Condition is the Minimum Tender Condition (other than any Offer Conditions that by their nature are to be satisfied at the Acceptance Time), Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer thereafter for more than two additional consecutive increments of five (5) Business Days. See Section 11 – “The Merger Agreement; Other Agreements – Expiration and Extension of the Offer.”

During any extension of the initial offer period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4 – “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer, if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, or otherwise. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Offer Expiration Time, Purchaser decreases the number of Shares being sought or changes the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer” have not been satisfied or waived. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer, but Parent and Purchaser are prohibited (without TXMD’s consent) from terminating the Offer prior to any then-scheduled Offer Expiration Time, unless the Merger Agreement has been terminated in accordance with its terms.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15 – “Certain Conditions of the Offer” and Section 16 – “Certain Legal Matters; Regulatory Approvals.” The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Offer Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

As promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the No Order Merger Condition and the No Default Condition, Purchaser will consummate the Merger in accordance with NRS 92A.133, which provides that no vote of the stockholders of TXMD is required to approve the Merger Agreement or consummate the Merger.

TXMD has provided Purchaser its list of stockholders with security position listings for the purpose of dissemination of the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on TXMD’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), including the satisfaction or, to the extent permitted, earlier waiver of the Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment and will pay or cause the Depositary and Paying Agent to pay for all Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time pursuant to the Offer. Subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares, in order to comply with applicable law. See Section 15 – “Certain Conditions of the Offer” and Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (a) certificates representing those Shares or confirmation of the book-entry transfer of those Shares into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (b) the Letter of Transmittal (or, with respect to a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof or an Agent’s Message (as defined in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below)), properly completed and duly executed, with any required signature guarantees and (c) any other documents required by the Letter of Transmittal. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.” Accordingly, tendering stockholders may be paid, at different times, depending upon when certificates or book-entry transfer confirmations with respect to their Shares are actually received by the Depositary and Paying Agent.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting those payments to the tendering stockholders. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Merger Agreement, but subject to TXMD’s rights under the Merger Agreement (other than in a situation in which the Offer is withdrawn or terminated or the Merger Agreement is terminated), the Depositary and Paying Agent may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased Shares will be returned (or new certificates for such Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” those Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Offer Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, that increased consideration will be paid to holders of all Shares that are tendered pursuant to the Offer, whether or not those Shares were tendered prior to that increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. Except as set forth below, to validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time and either (1) certificates representing Shares tendered must be delivered to the Depositary and Paying Agent or (2) those Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of that delivery received by the Depositary and Paying Agent (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Offer Expiration Time. The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that (x) DTC has received an express acknowledgment from the participant in DTC tendering such Shares which are the subject of that Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (y) Purchaser may enforce that agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary and Paying Agent’s office.

Book-Entry Transfer. The Depositary and Paying Agent has agreed to establish an account with respect to Shares at DTC for purposes of the Offer within two business days or otherwise as promptly as practicable after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer those Shares into the Depositary and Paying Agent’s account in accordance with DTC’s procedures for that transfer using DTC’s ATOP system. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase by the Offer Expiration Time. The confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary and Paying Agent.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by an Eligible Institution. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of such Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if those Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the Letter of Transmittal is signed by a person other than the registered owner(s) of such Shares listed, or if payment is to be made to or certificates for Shares representing Shares not tendered or accepted for payment are to be issued in the name of a person other than the registered owners(s), then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary and Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all those documents will be deemed made, and risk of loss of the certificate representing Shares will pass, only when actually received by the Depositary and Paying Agent (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If the delivery is by mail, it is recommended that all those documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Offer Expiration Time.

The tender of Shares (pursuant to any one of the procedures described above) will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, transfer and assign such Shares tendered, as specified in the Letter of Transmittal (and any and all other Shares or other securities issued or issuable in respect of such Shares), and that when Purchaser accepts such Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Other Requirements. Notwithstanding any provision of this Offer to Purchase, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of (a) certificates for (or a timely Book-Entry Confirmation with respect to) those Shares, (b) the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid by Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making that payment.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to validity, form and eligibility (including time of receipt) of the surrender of any certificate for Shares hereunder, including questions as to the proper completion or execution of any Letter of Transmittal or other required documents and as to the proper form for transfer of any certificates for Shares, will be determined by Purchaser (which may delegate power in whole or in part to the Depositary and Paying Agent) in its sole and absolute discretion which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the surrender of any Shares or certificate(s) for Shares whether or not similar defects or irregularities are waived in the case of any other stockholder. A surrender will not be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Appointment. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as that stockholder’s true and lawful agent and attorney-in-fact and proxies, each with full power of substitution and re-substitution, to the full extent of that stockholder’s rights with respect to such Shares tendered by that stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares on or after Acceptance Time. On and following the Acceptance Time, such proxies and powers of attorney will be irrevocable and deemed to be coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon the effectiveness of the appointment, without further action, all prior powers of attorney, proxies and consents given by that stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Upon the effectiveness of the appointment at the Acceptance Time, Purchaser’s designees will, with respect to such Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of that stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of TXMD’s stockholders, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for those Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to those Shares, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Backup Withholding. Under the United States federal income tax backup withholding rules, the Depositary and Paying Agent (as the payor) may be required to withhold and pay over to the Internal Revenue Service (“IRS”) a portion (currently, 24%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer, unless the stockholder provides his or her taxpayer identification number (“TIN”) and certifies that such stockholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, or otherwise establishes a valid exemption from backup withholding to the satisfaction of the Depositary and Paying Agent. If a United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”) does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer are urged to complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, corporations and certain foreign persons) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non-United States Holder must submit an appropriate properly completed executed original IRS Form W-8 (a copy of which may be obtained from the IRS website at http://www.irs.gov) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 9 of the Letter of Transmittal.

No alternative, conditional or contingent tenders will be accepted.

4.	Withdrawal Rights.

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Offer Expiration Time and, if not previously accepted, at any time after August 5, 2022, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, but only in accordance with the procedures described in this Section 4; otherwise, the tender of Shares pursuant to the Offer is irrevocable.

For a withdrawal of Shares to be effective, a written or, with respect to Eligible Institutions, facsimile transmission, notice of withdrawal with respect to such Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered such Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares to be withdrawn, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing such Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole and absolute discretion (which may delegate power in whole or in part to the Depositary and Paying Agent), which determination will be final and binding. Purchaser also reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to United States Holders (as defined below) and non-United States Holders (as defined below) that exchange Shares for cash pursuant to the Offer or the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty or any tax consequences (e.g. estate or gift tax) other than United States federal income taxation. This summary deals only with Shares held as capital assets (within the meaning of Section 1221 of the Code (as defined below)), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including, without limitation:

•	a bank or other financial institution;

•	a tax-exempt entity;

•	a retirement plan or other tax-deferred account;

•	a partnership or other pass-through entity (or an investor in a partnership or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who acquired Shares through the exercise of employee stock options, or in other compensatory transactions or who holds Shares that are subject to vesting restrictions;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a corporation that accumulates earnings to avoid U.S. federal income tax;

•	a government organization;

•	a person that holds Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction;

•	a person holding Shares that are, or were in the past, subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code (as defined below));

•	a person that purchases or sells Shares as part of a wash sale for tax purposes;

•	persons who own or owned (actually or constructively) more than 5% of our Shares (by vote or value) at any time during the five-year period ending on the date of sale (or, if applicable, the Merger);

•	a person subject to the alternative minimum tax provisions of the Code (as defined below);

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”;

•	a United States expatriate and certain former citizens or long-term residents of the United States;

•	any person who owns actually or constructively owns an equity interest in Parent or the Surviving Corporation; or

•

a holder of Shares that is required to accelerate the recognition of any item of gross income with respect to the Shares as a result of that income being recognized on an applicable financial statement.

This summary does not address any aspect of the U.S. Medicare tax, federal estate and gift tax consequences or tax consequences under any state, local or non-U.S. laws.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares are urged to consult their tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. No ruling has been or will be sought from the IRS regarding any tax consequences relating to the matters discussed herein. Consequently, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those discussed below.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a United States Holder (as defined below) or non-United States Holder (as defined below) of Shares and does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares are urged to consult their tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws.

United States Holders.

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received (determined before the deduction of backup withholding, if any) and the holder’s adjusted tax basis in such Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will generally be capital gain or loss, and will generally be long-term capital gain or loss if such United States Holder has held its Shares for more than one year at the time of the exchange. Long-term capital gain recognized by certain non-corporate holders is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally are subject to information reporting and may be subject to backup withholding tax at the applicable rate (currently, 24%) unless the United States Holder provides a valid TIN and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder is urged to complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary and Paying Agent, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary and Paying Agent. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Non-United States Holders.

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for United States federal income tax purposes).

Payments with Respect to Shares.

Subject to the discussion under “Information Reporting and Backup Withholding Tax” below, any gain realized by a non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or the Merger generally will be exempt from United States federal income tax unless:

•	such non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met;

•

the gain is effectively connected with a trade or business of such non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-United States Holder in the United States); or

•	the Shares constitute a United States real property interest by reason of TXMD’s status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-United States Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-United States Holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-United States Holder is a corporation, whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such gain.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its real property interests and its other assets used or held for use in a trade or business. TXMD believes that it is not, and does not anticipate becoming, a USRPHC before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes. Even if TXMD were treated as a USRPCH, such treatment will not cause gain realized by a non-United States Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (1) the non-United States Holder owned, directly, indirectly and constructively, no more than 5% of the Shares at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the non-United States Holder’s holding period and (2) the Shares are regularly traded on an established securities market.

Non-U.S. Holders are urged to consult their tax advisors with respect to the application of the foregoing rules to their receipt of cash for Shares pursuant to the Offer or the Merger.

Information Reporting and Backup Withholding.

Proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger generally are subject to information reporting. A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless the non-United States Holder certifies under penalties of perjury on an applicable IRS Form W-8 that such non-United States Holder is not a United States person, or such non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary and Paying Agent. Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS. Each non-United States Holder are urged to complete, sign and provide to the Depositary and Paying Agent an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary and Paying Agent.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR STOCKHOLDERS. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES TO YOU OF TENDERING SHARES FOR CASH IN THE OFFER OR EXCHANGING SHARES FOR CASH PURSUANT TO THE MERGER IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-UNITED STATES OR OTHER LAWS.

6.	Price Range of Shares; Dividends.

The Shares have been listed on the Nasdaq under the symbol “TXMD” since October 9, 2017. From April 23, 2012, to October 6, 2017, the Shares were listed on the NYSE American under the symbol “TXMD.” Before that time, the Shares were quoted on the OTCQB. The following table sets forth, for the fiscal quarters indicated, the high and low intra-day sales prices per Share as reported on Nasdaq since January 1, 2020.

	High(1)	Low(1)
Fiscal Year Ending December 31, 2022:
First Quarter (January 1, 2022 through March 31, 2022)	$30.50	$9.00
Second Quarter To Date (April 1, 2022 through June 3, 2022)	$19.95	$1.99
Fiscal Year Ended December 31, 2021:
First Quarter (January 1, 2021 through March 31, 2021)	$137.50	$59.00
Second Quarter (April 1, 2021 through June 30, 2021)	$73.50	$50.00
Third Quarter (July 1, 2021 through September 30, 2021)	$62.50	$33.50
Fourth Quarter (October 1, 2021 through December 31, 2021)	$40.90	$17.58
Fiscal Year Ended December 31, 2020:
First Quarter (January 1, 2020 through March 31, 2020)	$146.50	$44.93
Second Quarter (April 1, 2020 through June 30, 2020)	$112.00	$42.65
Third Quarter (July 1, 2020 through September 30, 2020)	$121.50	$60.50
Fourth Quarter (October 1, 2020 through December 31, 2020)	$92.50	$57.50

(1)	On May 6, 2022, TXMD effected a 1-for-50 reverse stock split of TXMD’s issued and outstanding common stock. The effect of this event has been reflected in the per Share amounts set forth above.

On May 27, 2022, the last full trading day before Parent and TXMD announced that they had entered into the Merger Agreement, the closing price of the Shares reported on Nasdaq was $2.14 per Share; therefore, the Offer Price of $10.00 per Share represents a premium of (i) approximately 367.3% over such price and (ii) a premium of approximately 211.8% to the volume-weighted average price of the Shares on Nasdaq over the thirty trading day period ended on May 27, 2022. On June 3, 2022, the last full trading day prior to the commencement of this Offer, the closing price of the Shares reported on Nasdaq was $9.93 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Historically, TXMD has not declared or paid any cash dividends on the Shares and does not anticipate paying any cash dividends in the near future. TXMD’s Financing Agreement, as amended, dated as of April 24,

2019, contains covenants that limit its ability to pay dividends or make other distributions on the Shares. Furthermore, the Merger Agreement provides that from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, TXMD will not establish a record date for, declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any of its capital stock.

7.	Certain Information Concerning TXMD.

Except as specifically set forth herein, the information concerning TXMD contained in this Offer to Purchase has been taken from, or is based upon, information furnished by TXMD or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to TXMD’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of TXMD and its business has been taken from TXMD’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, and is qualified in its entirety by reference to such Quarterly Report on Form 10-Q.

TXMD is a women’s healthcare company with a mission of creating and commercializing innovative products to support the lifespan of women from pregnancy prevention through menopause. At TXMD, they combine entrepreneurial spirit, clinical expertise, and business leadership to develop and commercialize health solutions that enable new standards of care for women. TXMD’s solutions range from a patient-controlled, long-lasting contraceptive to advanced hormone therapy pharmaceutical products. TXMD also has a portfolio of branded and generic prescription prenatal vitamins under the vitaMedMD and BocaGreenMD brands that furthers its women’s healthcare focus.

On April 14, 2022, TXMD completed its divestiture of vitaCare Prescription Services, Inc. (“vitaCare”) with the sale of all of vitaCare’s issued and outstanding capital stock. TXMD received a cash payment of $150.0 million, subject to adjustment as provided in the stock purchase agreement and customary holdbacks. Additionally, TXMD may receive up to an additional $7.0 million in earn-out consideration, contingent upon vitaCare’s financial performance through 2023 as determined in accordance with the terms of the purchase agreement.

TXMD’s principal executive offices are located at 951 Yamato Road, Suite 220, Boca Raton, FL 33431 and its telephone number is 561-961-1900.

Available Information. The Shares are registered under the Exchange Act. Accordingly, TXMD is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning TXMD’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of TXMD’s securities, any material interests of such persons in transactions with TXMD and other matters is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available on www.sec.gov.

TXMD’s Financial Projections. TXMD provided Parent with certain internal financial projections as described in TXMD’s Schedule 14D-9, which will be filed with the SEC and mailed to TXMD’s stockholders as promptly as practicable after the mailing of this Offer to Purchase.

8.	Certain Information Concerning Parent and Purchaser.

Each of Parent and Purchaser is a Nevada corporation. The principal office for each of Parent and Purchaser is located at Berkeley Square House, Berkeley Square London, UK W1J 6BR and the telephone number of these entities is +44-020-7529-2500. Parent and Purchaser were formed for the purpose of completing the Offer and the Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger.

Parent and Purchaser are controlled by Majorelle Topco Limited, private limited company incorporated under the laws of England and Wales (“Topco”). The principal business of Topco is the commercialization, development, distribution, manufacturing of pharmaceutical products, drugs, medical devices, supplements, health, personal care and/or OTC products.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors, executive officers and control persons of Parent, Purchaser, Topco and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as otherwise described in this Offer to Purchase, (i) none of Parent, Purchaser or Topco nor, to the best knowledge of Parent, Purchaser or Topco, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or Topco, nor, to the best knowledge of Parent, Purchaser or Topco, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, Topco or their subsidiaries, nor, to the best knowledge of Parent, Purchaser or Topco, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with TXMD or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser or Topco nor, to the best knowledge of Parent, Purchaser or Topco, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of TXMD, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser or Topco nor, to the best knowledge of Parent, Purchaser or Topco, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with TXMD or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent, Purchaser or Topco or any of their respective subsidiaries or, to the best knowledge of Parent, Purchaser or Topco, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and TXMD or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of TXMD’s securities, an election of TXMD’s directors or a sale or other transfer of a material amount of TXMD’s assets during the past two years.

None of the persons listed in Schedule I has, to the knowledge of Parent, Purchaser or Topco, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Parent, Purchaser or Topco, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to

Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the Public Reference Room may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9.	Source and Amount of Funds.

Purchaser estimates that it will need up to approximately $102 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Offer and to pay certain related fees and expenses at the Closing of the Transactions (the “Transaction Uses”). EW Healthcare Partners Fund 2, L.P., a Delaware limited partnership (the “Investor”) have provided to Parent an equity commitment equal to approximately $92.99 million. The proceeds of the Equity Financing, together with TXMD’s available cash, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and the other Transaction Uses. Funding of the Equity Financing is subject to the satisfaction of certain customary conditions set forth therein. The Offer and the Merger are not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer and pay for the Shares acquired in the Merger.

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because (i) the consideration offered in the Offer consists solely of cash, (ii) the Offer is being made for all issued and outstanding Shares, (iii) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger, (iv) the Offer is not subject to any financing condition, and (v) we have all of the financial resources, including committed equity financing, sufficient to finance the Offer and the Merger.

Equity Financing

Parent has received the Commitment Letter dated as of May 27, 2022 (the “Equity Commitment Letter”), pursuant to which the Investor has committed to contribute, subject to the terms and conditions of the Equity Commitment Letter, to Parent approximately $92.99 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash for the purpose of funding the consideration to be paid in the Offer and the Transaction Uses (such committed equity financing, the “Equity Financing”). The funding of the Equity Financing is subject to (i) the satisfaction or waiver of all Offer Conditions, (ii) all conditions set forth in Section 7.1 of the Merger Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Offer Acceptance Time or the Closing, as applicable, but subject to such conditions being capable of being satisfied or waived (to the extent permitted under the Merger Agreement) by the applicable party to the Merger Agreement upon the Offer Acceptance Time or Closing) and (iii) the substantially concurrent consummation of the Closing on the terms and subject to the conditions of the Merger Agreement (assuming the Equity Financing is funded). The Investor’s equity commitment is subject to reduction in the event Purchaser does not require all of the Equity Financing in order to satisfy Purchaser’s obligations with respect to the Equity Financing.

The obligation of the Investor to fund the Equity Financing will terminate automatically and immediately upon the earliest to occur of (i) the consummation of the Offer and the Merger (and funding of the Equity Financing), (ii) termination of the Merger Agreement in accordance with its terms or (iii) the assertion in writing or filing, directly or indirectly of a claim or legal proceeding (in either case, whether at law or in equity, in tort, contract or otherwise) by TXMD or any of its affiliates or any of their respective representatives, in each case, by or on behalf of, and at the direction of, TXMD under or in respect of the Merger Agreement or the transactions contemplated by the Equity Commitment Letter or the Merger Agreement (including in respect of any oral representations made or alleged to have been made in connection the Equity Commitment Letter or the Merger Agreement) against Purchaser, Parent, the Investor or Investor/Parent Affiliate (as defined in the Equity Commitment Letter), other than any claim or legal proceeding by TXMD (a) against the Investor to enforce its obligation to fund the Equity Financing in accordance with the terms of the Equity Commitment Letter, (b) against Parent or Purchaser under the Merger Agreement in accordance with and subject to the terms and conditions thereof, (c) to enforce the obligation of the Investor to pay the Monetary Damages Payment (as defined below) in accordance with the terms of the Equity Commitment Letter, or (d) under the confidentiality agreement entered into between TXMD and an affiliate of Parent (collectively, the “Permitted Claims”).

In addition, if the Merger Agreement is validly terminated as a result of a willful and material breach by Parent or Purchaser, and Parent or Purchaser is obligated to pay monetary damages and does not satisfy its obligations to pay such monetary damages when due, the Investor agrees to promptly to pay to TXMD, or cause to be paid to Parent or Purchaser, immediately available funds in the amount of such monetary damages up to a maximum aggregate amount of $5.11 million (the “Monetary Damages Payment”) solely for the purposes of funding any payments required to be made by Parent pursuant to the Merger Agreement.

The obligation of the Investor to fund the Monetary Damages Payment will terminate automatically and immediately upon the earliest to occur of (i) the consummation of the closing of the Merger (at which time the obligation shall be discharged in full), (ii) the date that is 90 days after the valid termination of the Merger Agreement and no legal proceeding has been brought alleging any payment or obligation is due and owing pursuant to the Merger Agreement prior to the expiration of such 90-day period; provided, that if such legal proceeding is brought within such 90-day period, then the obligation of the Investor to fund the Monetary Damages Payment shall not terminate until the earliest to occur of (a) a final non-appealable resolution of such legal proceeding and any amount due and owing with respect to the Monetary Damages Payment is paid and (b) a written agreement between Parent and the Investor terminating the obligations with respect to the Monetary Damages Payment, and (iii) the assertion in writing or filing, directly or indirectly of a claim or legal proceeding (in either case, whether at law or in equity, in tort, contract or otherwise) by TXMD or any of its affiliates or any of their respective representatives, in each case, by or on behalf of, and at the direction of, TXMD under or in respect of the Merger Agreement or the transactions contemplated by the Equity Commitment Letter or the Merger Agreement (including in respect of any oral representations made or alleged to have been made in connection the Equity Commitment Letter or the Merger Agreement) against Purchaser, Parent, the Investor or Investor/Parent Affiliate, other than a Permitted Claim.

TXMD is a third-party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which are limited to, subject to the terms and conditions of the Merger Agreement, seeking specific performance of Parent’s right to cause the Equity Financing to be funded as, and only to the extent provided in, the Equity Commitment Letter.

10.	Background of the Offer; Past Contacts or Negotiations with TXMD.

Background of the Merger Agreement

The following is a description of significant contacts between representatives of EW Healthcare Partners (“EW”), Parent and Purchaser, on the one hand, and representatives of TXMD, on the other hand, that resulted in the execution of the Merger Agreement and commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication among the parties. For a review of TXMD’s activities relating to the contacts leading to the Merger Agreement, please refer to the Schedule 14D-9, which will be subsequently filed by TXMD with the SEC and mailed to TXMD’s stockholders after this Offer to Purchase. As further described below, effective on May 6, 2022, TXMD effectuated a 1-for-50 reverse stock split. References to per share prices below refer to the per share price after giving effect to the reverse stock split and references to pre-reverse split prices below in parenthesis refer to the per share price without giving effect to the reverse stock split. References to EW in this section may be references to affiliates and representatives of EW, and actions to be taken by or on behalf of Parent or Merger Sub, entities that are controlled by EW.

In connection with a whole-company sale process TXMD was conducting, on January 13, 2022, representatives of Greenhill & Co., LLC (“Greenhill”), financial advisor to TXMD, contacted EW to inquire whether EW might be interested in acquiring all of the outstanding equity interests of TXMD. Concurrently, with the whole-company sale process, TXMD informed EW that it was also concurrently conducting a process to sell its vitaCare prescription business.

On January 27, 2022, TXMD and an affiliate of EW entered into a confidentiality agreement with respect to a potential strategic transaction involving TXMD, which confidentiality agreement included a customary standstill provision for the benefit of TXMD that expires one year from the date of the confidentiality agreement and permitted EW and its affiliates to initiate private discussions with, and submit confidential private proposals to, TXMD. On the same day, EW received a process letter, which summarized the procedures and timetable for providing a non-binding indication of interest. The process letter established February 4, 2022 as the deadline to submit a preliminary non-binding indication of interest.

Later that day, certain members of TXMD’s senior management and representatives of Greenhill participated in a management meeting with EW. During such meeting, members of TXMD’s senior management made a presentation regarding TXMD’s business and prospects and responded to questions.

On February 4, 2022, EW submitted its initial non-binding indication of interest to TXMD. EW proposed to acquire 100% of the outstanding shares of TXMD for an offer price of $18.00 ($0.36 pre-reverse split) in cash per share, which represented a premium of 38.4% to the February 3, 2022 closing price of $13.01. The proposal was submitted before EW had completed due diligence and was contingent on finalizing due diligence and engaging in a conversation with TXMD, its current debt provider, Sixth Street Specialty Lending, Inc. (“Sixth Street”), and the other lenders (together with Sixth Street, the “Financing Agreement Counterparties”) party to TXMD’s financing agreement (the “Financing Agreement”), regarding terms and payment and the potential “roll-over” of the Financing Agreement. The offer also assumed the disposition of TXMD’s vitaCare business prior to the acquisition of TXMD.

On February 9, 2022, representatives of Greenhill asked EW to clarify aspects of its offer letter on a call, including with respect to the key due diligence workstreams required to get to a final bid, necessary manufacturing diligence and site visits, and EW’s debt refinancing plan. EW reiterated to Greenhill that its preference at this time was to leave in place the existing Sixth Street financing until the current term expired. EW asked for permission to speak with Sixth Street to gauge their willingness to rollover the existing Sixth Street financing. Greenhill advised EW that the whole-company sale process remained competitive and that EW should consider whether it could raise new debt financing to pay-off the current Financing Agreement. At that time, EW did not speak to Sixth Street because TXMD did not yet grant permission for EW to speak with Sixth Street.

On February 15, 2022, Greenhill informed EW that EW had been selected to proceed to the second round of TXMD’s process. EW received a process letter from TXMD, which summarized the procedures and timetable for submitting a final offer to acquire TXMD. The process letter established March 18, 2022 as the deadline to submit a final offer.

On February 17, 2022, EW and its representatives received access to an electronic data room containing certain confidential information of TXMD.

Throughout late February and early March 2022, EW engaged in detailed due diligence with respect to TXMD, including a series of due diligence calls with TXMD and its representatives on finance, tax, legal, human resources, the vitaCare transaction process and the Financing Agreement matters.

On March 6, 2022, TXMD publicly announced that it had entered into a stock purchase agreement with GoodRx, Inc. (“GoodRx”), which provided for the sale of all of the issued and outstanding capital stock of vitaCare to GoodRx (the “vitaCare Divestiture”) for approximately $150 million in cash, subject to customary adjustments, with an additional $7 million of consideration contingent upon vitaCare’s financial performance through 2023.

On March 8, 2022, Greenhill notified EW that TXMD had extended the deadline for final bids in the company sale process from March 18, 2022 to April 1, 2022. Greenhill notified EW that the additional time would give bidders the necessary time to finalize due diligence.

On March 10, 2022, TXMD announced that it had entered into Amendment No. 9 to the Financing Agreement which, among other things, modified the maturity date of the Financing Agreement to June 1, 2022 and waived certain events of default.

On March 16, 2022, Greenhill notified EW that EW would be permitted to speak with Sixth Street about a potential transaction under certain parameters set out by TXMD.

On March 17, 2022, representatives of TXMD provided a draft merger agreement to EW. The auction draft included (i) a TXMD termination fee (the “Termination Fee”) amount equal to 2.25% of TXMD’s equity value, (ii) a “fiduciary out” that would permit TXMD’s Board of Directors (the “TXMD Board”) to negotiate with a third party that submits an unsolicited acquisition proposal, and to terminate the merger agreement to accept a superior proposal, after providing Parent with an opportunity to match such superior proposal, and paying the Termination Fee and (iii) other customary transaction terms. The auction draft provided for a two-step merger under Nevada law, for the purpose of allowing the transaction to close on an expedited timeline (assuming the minimum tender offer condition was met) compared to a one-step merger.

On March 18, 2022, EW had a call with representatives from Greenhill. Representatives of Greenhill informed EW that TXMD’s process would not provide for any manufacturing visits prior to the April 1st bid deadline.

On March 23, 2022, EW, Greenhill and Sixth Street engaged in conversations surrounding the “roll-over” of the Financing Agreement.

Also on March 23, 2022, representatives of Kirkland and Ellis LLP (“Kirkland”), outside legal counsel to EW, and DLA Piper LLP (US) (“DLA Piper”), outside legal counsel to TXMD, held a call to discuss the structure of the proposed transaction as reflected in the auction draft of the merger agreement.

On April 1, 2022, EW submitted an additional non-binding indicative offer and a mark-up of the merger agreement. The offer price of $18.00 ($0.36 pre-reverse split) per share for 100% of the outstanding shares of TXMD remained the same as EW’s original February 2022 offer. The offer was subject to completion of manufacturing due diligence. EW reiterated the importance of manufacturing diligence and the site visit to, among other things, understand (i) the extent to which EW could improve on manufacturing and supply chain capacity constraints of TXMD’s Annovera contractive system product, and (ii) the timeline and potential cost of building a new greenfield facility in the U.S. In addition, EW requested to continue conversations with Sixth Street regarding terms and payment, and the potential “roll-over,” of the Financing Agreement, which was scheduled to mature on June 1, 2022.

Kirkland’s mark-up of the merger agreement submitted on April 1, 2022 included (i) a Termination Fee of 4% of TXMD’s equity value, and (ii) an acquisition financing construct that relied substantially on the ability to “roll-over” the Financing Agreement.

On April 5, 2022 representatives from EW conducted a manufacturing site visit to the Sever Pharma facility in Sweden, which manufactures TXMD’s Annovera contraceptive system.

On April 13, 2022, EW submitted a revised non-binding offer contemplating an acquisition of TXMD at a price per share (i) of $16.50 ($0.33 pre-reverse split) in cash, which represented a premium of 11.8% to the April 12, 2022 closing price of $14.77, and (ii) contingent value rights to receive $2.00 ($0.04 pre-reverse split) per share if TXMD’s annual sales reached $126 million in 2022 and $6.50 ($0.13 pre-reverse split) per share if

TXMD’s annual sales reached $236 million in 2023, with EW funding all of the equity required to complete the transaction. The offer was contingent on a commitment from Sixth Street to amend and extend the Financing Agreement to cover the surviving corporation’s post-acquisition financing needs. EW reduced the cash portion of its bid from $0.36 to $0.33 to reflect, among other things, EW’s revised understanding of the number of shares outstanding. EW indicated to Greenhill that contingent value rights could help potentially bridge the valuation gap given its findings coming out of the manufacturing diligence and TXMD’s continued cash burn.

On April 14, 2022, TXMD publicly announced that it had completed the vitaCare Divestiture.

On April 15, 2022, representatives of Greenhill called EW to convey that the TXMD Board asked that EW pay upfront the first contingent value right, and therefore, increase the price to $18.50 per share ($0.37 pre-reverse split) (in lieu of the first contingent value right). Representatives of Greenhill indicated to EW that other parties were interested in TXMD and that the process was still competitive but that EW was much further along on due diligence and documentation. Representatives of Greenhill indicated to EW that TXMD was also working on refinancing its existing debt concurrent to the company sales process. Representatives of Greenhill and EW agreed that further engagement and discussion with Sixth Street would be critical to make progress towards a potential transaction. EW subsequently verbally revised its non-binding offer to (i) $17.50 ($0.35 pre-reverse split) in cash per share, which represented a premium of 20.6% to the April 14, 2022 closing price of $14.51 and (ii) a contingent value right to receive $7.50 ($0.15 pre-reverse split) per share if TXMD’s annual sales reached $236 million in 2023 and that the offer was pending further diligence, monitoring of the continued performance of TXMD and TXMD’s cash burn.

On April 18, 2022, EW and representatives of Greenhill held discussions with representatives from Sixth Street to discuss the circumstances in which Sixth Street would agree to extend the maturity date of the Financing Agreement beyond June 1, 2022 to permit the signing and closing of an acquisition of TXMD by EW and to “roll-over” the Financing Agreement in connection with an acquisition.

On April 26, 2022, representatives of Greenhill, EW and Sixth Street held discussions regarding TXMD’s projected cash position in the event the maturity date of the Financing Agreement was extended to support a transaction with EW. During these discussions, Sixth Street conditioned such extensions on TXMD and EW entering into a definitive merger agreement by May 23, 2022 and EW launching a tender offer by May 24, 2022. Sixth Street indicated it would not extend the maturity of the Financing Agreement past June 30, 2022.

On May 1, 2022, EW and representatives of Greenhill, Kirkland and DLA Piper held a discussion on the process to reach a definitive agreement and launch a tender offer by the dates required by Sixth Street.

On May 4, 2022, EW, TXMD, and representatives of Greenhill held a discussion to discuss TXMD’s cash flow through July 31, 2022.

On May 6, 2022, EW submitted a revised, non-binding offer to acquire TXMD at a price per share of (i) $14.50 ($0.29 pre-reverse split) in cash, which represented a premium of 67.9% to the May 5, 2022 closing price of $8.64 and 22.3% to TXMD’s volume weighted average price for the 30-day period ending on May 5, 2022, and (ii) contingent value rights to receive $4.00 ($0.08 pre-reverse split) per share if TXMD’s annual sales reached $126 million in 2022 and $6.50 ($0.13 pre-reverse split) per share if TXMD’s annual sales reached $236 million in 2023. EW’s offer was conditioned on entering into an exclusivity agreement with TXMD. EW indicated that the net working capital dynamics TXMD was experiencing created an additional funding need required to run TXMD during the remainder of 2022 and 2023.

Also on May 6, 2022, TXMD effected a 1-for-50 reverse stock split of TXMD’s issued and outstanding common stock to regain compliance with the minimum bid price requirement of $1.00 per share for continued listing of TXMD’s common stock on the Nasdaq Global Select Market (“Nasdaq”), as set forth in Nasdaq Listing Rule 5450(a)(1). As a result of the reverse stock split, every 50 Shares issued and outstanding as of the effective time of the split were converted into one (1) Share and the number of authorized shares of TXMD common stock were reduced from 600,000,000 shares to 12,000,000 shares.

Effective May 10, 2022, EW and TXMD entered into an exclusivity agreement providing for exclusivity until 11:59 p.m. on May 23, 2022. The exclusivity agreement did not prohibit TXMD from seeking alternative financing so long as such financing did not involve 50% or more of the assets or stock of TXMD.

On May 11, 2022 representatives of Kirkland and DLA Piper held a call to discuss the features of the contingent value rights, including (i) whether such rights would be transferable or non-transferable and that, if non-transferable, the merger would be subject to “dissenters’ rights” under Nevada corporate law and (ii), if transferable, the contingent value rights would require registration under the Securities Act of 1933 which would likely delay the closing of a transaction to several months after June 30, 2022, the date that Sixth Street conditioned a potential transaction to close.

On May 12, 2022, DLA Piper submitted a revised draft of the merger agreement to Kirkland, which included, among other things, (i) the contingent value rights set forth in EW’s last offer letter and (ii) a Termination Fee equal to approximately 2.75% of TXMD’s equity value. Concurrently with delivery of the merger agreement, DLA Piper also distributed an initial draft of the disclosure schedules.

On May 12, 2022, EW communicated to Greenhill that the contingent value rights would need to be transferable, which would have likely required the merger to close in the third quarter of 2022, as it was not prepared to accept the risk of the dissenters’ rights that shareholders of TXMD would have under Nevada law if the contingent value rights were not transferable.

From May 12, 2022, to May 17, 2022, representatives of TXMD, EW, Kirkland, and DLA Piper discussed the transferability of the contingent value rights, including, if implemented, that the contingent value rights would need to be registered under the Securities Act of 1933.

On May 14, 2022, EW, Kirkland, Greenhill and DLA Piper had a call whereby EW reiterated that it would be willing to either (i) offer transferable contingent value rights, which would require a registration statement and changing the structure to a one-step merger or (ii) not offer contingent value rights and proceed with a two-step tender offer under Nevada law in order to meet the timelines previously agreed upon, including with Sixth Street. The parties discussed the fact that further delay to the transaction would result in greater risk that the Company would go into default under the Financing Agreement, and therefore, proceeding under the two-step tender offer structure without the contingent value rights was essential to the transaction.

On May 16, 2022, EW verbally submitted a revised, non-binding offer to acquire TXMD at a price per share of $14.50 ($0.29 pre-reverse split) in cash, which represented a premium of 372.3% to the May 13, 2022 (the last trading day prior to the submission of such revised offer) closing price of $3.07 and 139.1% to TXMD’s volume weighted average price for the 30-day period ending on May 13, 2022. EW’s offer did not include contingent value rights as EW was not willing to accept the risk of dissenters’ rights from non-transferable contingent value rights (while it was already offering a substantial premium to TXMD’s then-current trading price), and TXMD was unable to change the previously agreed upon structure of the transaction to accommodate registrable contingent value rights due to the fact that doing so would materially extend the proposed closing of the Transaction beyond the maturity of TXMD’s Financing Agreement.

On the same day, Greenhill e-mailed Sixth Street with a request that Sixth Street extend the maturity of its debt, waive cash interest payments through maturity, and provide additional debt funding to TXMD so that contingent value rights could be registered under the Securities Act of 1933 (and therefore included as consideration in an offer from EW). On May 17, 2022, Sixth Street denied this request.

On May 18, 2022, Proskauer Rose LLP (“Proskauer”), outside legal counsel to Sixth Street, delivered a draft of Amendment No. 10 to the Financing Agreement which, among other things, included (i) the full payment of the Amendment No. 10 PIK fee at closing, and (ii) an extension of the maturity date of the Financing Agreement to June 30, 2022.

On May 19, 2022, EW submitted a revised, non-binding offer to acquire TXMD at a price per share of $10.00 ($0.20 pre-reverse split) in cash, which represented a premium of 435% to the May 18, 2022 closing trading price and 93.3% to TXMD’s volume weighted average price for the 30-day period ending on May 18, 2022. EW informed Greenhill that the decreased valuation was supported by many factors from its standpoint including TXMD’s continued difficulties with respect to manufacturing its key product and its deteriorating liquidity situation. EW indicated in the offer several specific factors which contributed to the declined offer price, including with respect to, from EW’s viewpoint, (i) the difficult net working capital dynamics creating a larger than anticipated funding need; (ii) the increased volume of Annovera rings being produced not tracking to the targets provided during the April site visits; (iii) the rejection rate with payors remaining significantly high in EW’s view, and (iv) TXMD’s continued significant expenditures in sales and marketing in order to maintain market share. TXMD’s stock price had continued to slide from a $7.50 closing trading price on May 6, 2022 to a closing trading price of $2.27 on May 19, 2022. EW stated that its offer provided compelling and immediate value for TXMD and its stockholders.

On the same day, Kirkland provided DLA Piper with comments on the draft merger agreement, which included, among other changes, (i) an “outside date” of July 31, 2022 to complete the transaction, which was approximately one month later than what the Sixth Street’s draft Amendment No. 10 to the Financing Agreement contemplated, (ii) a Termination Fee of 3.875% of TXMD’s equity value, and (iii) limits on TXMD’s ability to engage in any discussions with Sixth Street between signing and closing of the transaction in preparation for a potential chapter 11 filing in the event the Merger failed to close and TXMD was unable to secure additional capital.

On May 20, 2022, TXMD publicly announced that the Food and Drug Administration had approved TXMD’s supplemental New Drug Application (“sNDA”) for TXMD’s Annovera product. The sNDA included revisions to Annovera’s release testing specification that TXMD’s management believed would increase the amount of the product that would enter its supply-chain.

On May 21, 2022, Kirkland distributed an initial draft of the equity commitment letter, which provided for the funding of the payments required to be made at closing by EW and Majorelle International s.a.r.l (“Majorelle”), on a several not joint basis. DLA Piper discussed with Kirkland having the equity commitment letter also backstop any monetary damages against Parent or Merger Sub to the extent Parent or Merger Sub willfully breached the Merger Agreement.

On May 21, 2022, EW received a letter from Greenhill requesting that EW increase the price of their final offer to at least $18.50 per share in cash ($0.37 per share pre-split).

On May 21, 2022, DLA Piper provided Kirkland a revised draft of the merger agreement, which included, among other things, a Termination Fee of 3.0% of TXMD’s equity value.

On May 22, 2022, DLA Piper and Kirkland had a call to discuss the equity commitment letter and the lack of recourse of TXMD to an entity that with financial capability to pay any damages in the event Parent or Merger Sub willfully breached the merger agreement and the transaction did not close. The parties discussed revising the equity commitment letter to include a payment obligation of EW to TXMD to pay any damages awarded to TXMD if TXMD is awarded damages for a willful breach of the merger agreement by Parent or Merger Sub subject to a liability cap.

On May 22, 2022, Kirkland provided DLA Piper a draft of the merger agreement, which proposed a 3.5% Termination Fee and limited the ability of TXMD to prepare for a chapter 11 filing and discuss such filing with Sixth Street without first obtaining Parent’s consent.

On May 23, 2022, DLA Piper provided Kirkland with a revised draft of the equity commitment letter, which provided that EW would be jointly and severally liable for Majorelle’s obligation to make the capital contribution in connection with closing the transaction.

On May 23, 2022, EW emailed Greenhill to confirm that EW’s offer remained unchanged at $10 per share and was EW’s best and final offer (despite the continued decline in TXMD’s trading price). EW indicated that the offer represented compelling and immediate value to TXMD’s stockholders and that EW and its representatives were ready to move expeditiously towards the execution of a definitive transaction.

On May 24, 2022, Kirkland provided a revised draft of the equity commitment letter to DLA Piper, which provided the obligation of EW and Majorelle would be several, not joint, and that in the event Parent is obligated to pay monetary damages for willful breach, EW would commit funds to Parent to pay such monetary damages up to a cap of 5.5% of the equity value. Later that day, DLA Piper provided a revised draft of the equity commitment letter to Kirkland which provided that EW would be jointly and severally liable for Majorelle’s obligation to make the capital contribution in connection with closing the transaction and that in the event Parent is obligated to pay monetary damages for willful breach, EW would pay such amount directly to Parent up to the cap of 5.5% of the equity value.

On May 24, 2022, Proskauer delivered revised drafts of Amendment No. 10 and Amendment No. 11 to the Financing Agreement. The draft of Amendment No. 10 provided for, among other amendments, (i) interest payments under the Financing Agreement were to be paused, (ii) the maturity date of the Financing Agreement was to be amended to July 13, 2022, (iii) the termination of the merger agreement was added as an event of default, and (iv) a paid in kind amendment fee of $1,780,000, which fee was to be added to the principal amount of the loans under the Financing Agreement. Amendment No. 11 was to be conditioned on the consummation of the Merger, and contained amendments to the Financing Agreement that would be in place following the Merger.

Between May 25, 2022 and May 27, 2022, representatives of DLA Piper and Kirkland negotiated the final terms of the merger agreement and equity commitment letter. With respect to the merger agreement, such final terms included, among other things, (i) a Termination Fee of $3,250,000, (ii) a liability cap for Parent of up to $5,110,000 for any willful breach of the merger agreement by Parent, and (iii) that TXMD could engage in discussions with Sixth Street with respect to a chapter 11 filing, provided that the aggregate amount of legal fees for TXMD’s bankruptcy advisors did not exceed $1,000,000 and the aggregate amount of fees reimbursable to Sixth Street’s advisors did not exceed $500,000. The final equity commitment letter provided that EW would be required to pay TXMD for any monetary damages awarded to TXMD against Parent or Merger Sub for any willful breach of the merger agreement up to a cap of $5,110,000 and (ii) that EW would provide 100% of the equity financing for the transaction.

On the evening of May 27, 2022, (i) TXMD, Parent and Purchaser executed the merger agreement (ii) TXMD, certain of TXMD’s subsidiaries, and the Financing Agreement Counterparties entered into Amendment No. 10 and Amendment No. 11 to the Financing Agreement, and (iii) EW and Parent entered into the equity commitment letter.

On May 31, 2022, before the opening of trading on Nasdaq, TXMD and EW issued a joint press release announcing the transaction.

11.	The Merger Agreement; Other Agreements.

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7 – “Certain Information Concerning TXMD.” Capitalized terms used but not defined in this section will have the respective meanings given to them in the Merger Agreement. Stockholders of TXMD and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer.

The Merger Agreement provides that Purchaser will commence the Offer to purchase all Shares at a price per share equal to the Offer Price on or before June 6, 2022, and that, subject to the satisfaction, or waiver by Purchaser or Parent, of the Offer Conditions that are described in Section 15 – “Certain Conditions of the Offer,” Purchaser will (and Parent will cause Purchaser) to consummate the Offer in accordance with its terms and accept for purchase and promptly pay (or cause the Depositary and Paying Agent to pay) for all such Shares validly tendered and not validly withdrawn pursuant to the Offer. The initial Offer Expiration Time of the Offer will be at one minute after 11:59 P.M., New York City time, on July 5, 2022.

Terms and Conditions of the Offer.

The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for purchase, and pay for, any and all Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the prior satisfaction of or waiver of the Offer Conditions and the other terms and conditions set forth in the Merger Agreement. See Section 15 – “Conditions of the Offer.” Under the terms of the Merger Agreement, Purchaser has the right, but not the obligation, to at any time and from time to time in its sole discretion, waive, in whole or in part, any Offer Condition other than the Minimum Tender Condition or modify the terms of the Offer (including by increasing the Offer Price), except that without the prior written consent of TXMD, Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the Offer Conditions in a manner that is adverse to the holders of Shares or impose conditions to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Tender Condition or (vi) extend or otherwise change the expiration date of the Offer in a manner other than pursuant to and in accordance with the Merger Agreement. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless the Merger Agreement is terminated in accordance with the Merger Agreement.

Expiration and Extension of the Offer.

The initial Offer Expiration Time of the Offer will be at one minute after 11:59 P.M., New York City time, on July 5, 2022.

The Merger Agreement provides that, subject to our rights and TXMD’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances, we will extend the Offer as follows:

(i)

Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions, for one or more additional periods of up to ten (10) business days per extension (or such longer period as TXMD and Parent may mutually agree), to permit such Offer Conditions to be satisfied; provided, that if the sole such unsatisfied Offer Condition is the Minimum Tender Condition (other than any Offer Conditions that by their nature are to be satisfied at the Offer Expiration Time), Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer thereafter for more than two additional consecutive increments of five (5) business days;

(ii)

Purchaser shall extend the Offer for any minimum period required by any rule or regulation of the SEC or its staff, any rule or regulation of Nasdaq or any other applicable Law, in each case, applicable to the Offer;

(iii)

in no event shall Purchaser be required to extend the Offer beyond the Termination Date or be permitted to extend the Expiration Date to any date beyond the Termination Date without the prior written consent of TXMD; and

(iv)

Purchaser shall not terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of TXMD, except if the Merger Agreement is terminated pursuant to the Merger Agreement. If the Merger Agreement is terminated pursuant to the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, promptly (and in any event within twenty-four hours of such termination), irrevocably and unconditionally terminate the Offer and not acquire any shares of TXMD common stock pursuant thereto, and Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered shares of TXMD common stock to the registered holders thereof.

Recommendation.

The TXMD Board has unanimously: (i) determined the Transactions are fair to and in the best interests of TXMD and its stockholders; (ii) adopted, approved and declared advisable the execution and delivery of the Merger Agreement by TXMD, the performance by TXMD of its covenants and other obligations under the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; and (iii) recommended that the stockholders of TXMD accept the Offer and tender their Shares to Purchaser pursuant to the Offer (collectively, the “Board Recommendation”).

The Merger.

Upon the terms and subject to the conditions set forth in the Merger Agreement and the applicable provisions of the NRS (including pursuant to NRS 92A.133 hereof), on the Closing Date, (a) Purchaser will be merged with and into TXMD; (b) the separate corporate existence of Purchaser will thereupon cease; and (c) TXMD will continue as the surviving corporation of the Merger. TXMD, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

Articles of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.

At the Effective Time, subject to the Merger Agreement, the Articles of Incorporation of TXMD (the “Charter”), will be amended and restated to be in the form attached to the Merger Agreement, until thereafter amended in accordance with the NRS and such articles of incorporation. At the Effective Time, the bylaws of Purchaser as in effect immediately prior to the Effective Time shall be amended and restated to be in the form of the bylaws of the Surviving Corporation (except that all references to the name of Purchaser therein shall be modified to refer to the name of the Company), until thereafter amended in accordance with the NRS and such bylaws.

The directors of the Surviving Corporation shall from and after the Effective Time until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation be the individuals who are the directors of Purchaser immediately prior to the Effective Time. The officers of the Surviving Corporation shall from and after the Effective Time until their respective successors have been duly appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation be the individuals who are the officers of Purchaser immediately prior to the Effective Time.

Conditions to the Merger.

The respective obligations of Parent, Purchaser and TXMD to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions (i) no governmental authority will have announced or deemed applicable to the transactions any applicable law or issued or granted any order (whether temporary, preliminary or permanent) (a “Legal Restraint”) that has the effect of making consummation of the transactions illegal or has the effect or prohibiting, or restraining the consummation of the Merger (the “No Order Merger Condition”); (ii) Purchaser shall have accepted for payment all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer; and (iii) as of immediately prior to the Closing, no default or event of default will have occurred or will be continuing to occur under the Financing Agreement (the “No Default Condition”).

Conversion of Shares.

Under the terms of the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, TXMD or any stockholder thereof:

(a)

each Share outstanding immediately prior to the Effective Time (other than the Company Owned Shares) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price (as may be adjusted in accordance with the Merger Agreement);

(b)	each Company Owned Share shall be canceled, and no payment shall be made with respect thereto; and

(c)

each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

TXMD Equity Awards

Each outstanding option to purchase Shares (each, a “TXMD Option”) granted under the AMHN, Inc. 2009 Long Term Incentive Compensation Plan, TherapeuticsMD, Inc. Amended and Restated 2012 Stock Incentive Plan, and TherapeuticsMD, Inc. 2019 Stock Incentive Plan, each as amended (collectively, the “TXMD Equity Plans”) or otherwise that is outstanding and unexercised as of immediately prior to the Effective Time will be canceled at the Effective Time without any consideration in respect thereof.

Each outstanding restricted stock unit granted under the TXMD Equity Plans or otherwise (each, a “TXMD RSU”) (other than any TXMD PSU (as defined below)) that is then outstanding and unvested as of the Effective Time will be canceled and converted into the right to receive an amount of cash equal to the product of (i) the number of Shares then underlying such TXMD RSU multiplied by (ii) the Offer Price.

Each outstanding restricted stock unit granted under the TXMD Equity Plans or otherwise that are subject, in full or in part, to performance-based vesting conditions (each, a “TXMD PSU”) that is then outstanding and unvested as of the Effective Time will be cancelled and converted into the right to receive an amount of cash equal to the product of (i) the number of Shares subject to such TXMD PSU (calculated based on the achievement of the applicable performance metrics at the target level) multiplied by (ii) the Offer Price.

Treatment of Purchase Rights under the Employee Stock Purchase Plan

The Merger Agreement generally provides that no new offering periods or purchase periods will begin under the TherapeuticsMD, Inc. 2020 Employee Stock Purchase Plan (the “ESPP”) after May 27, 2022, and no individual will be allowed to begin participating in the ESPP after May 27, 2022. After May 27, 2022, ESPP participants will not be allowed to increase their payroll contribution rate from the rate in effect as of May 27, 2022. Any offering period that would otherwise be outstanding at the Effective Time will end prior to the Effective Time and the ESPP will terminate as of the Effective Time. Each Share purchased under the ESPP that remains outstanding as of immediately before the Effective Time will be canceled at the Effective Time and converted into the right to receive the Offer Price.

Representations and Warranties.

The Merger Agreement contains representations and warranties of TXMD, Parent and Purchaser.

In the Merger Agreement, TXMD has made customary representations and warranties (qualified by reference to certain SEC filings and its disclosure letter to the Merger Agreement) to Parent and Purchaser with respect to, among other matters:

•	TXMD’s corporate existence and power to conduct its business;

•	TXMD’s corporate power and authority to enter into the Merger Agreement;

•

The due execution and delivery of the Merger Agreement by TXMD and performance by TXMD of its obligations thereunder, and the consummation of the Offer and the Merger and the Transactions, and the due and valid approval by the TXMD Board;

•	The absence of conflicts with the organizational documents of TXMD, material contracts, or applicable law of TXMD;

•	TXMD’s capitalization, equity plans and equity awards;

•	TXMD’s filings with the SEC;

•	TXMD’s financial statements and internal controls;

•	the accuracy of the information supplied by TXMD for inclusion in certain SEC filings relating to the Offer;

•	the absence of certain changes or events involving TXMD;

•	the absence of certain undisclosed liabilities;

•	the absence of legal proceedings involving TXMD and its subsidiaries;

•	Compliance with applicable law by TXMD and its subsidiaries;

•

TXMD and its subsidiaries hold all required governmental franchises, licenses, permits, regulatory permits, authorizations and approvals that are necessary for TXMD and its subsidiaries to carry on its business as now conducted;

•	regulatory matters;

•	real property matters;

•	intellectual property matters and data privacy;

•	tax matters;

•	employee benefits plans;

•	labor and employment matters;

•	insurance coverage of TXMD and its subsidiaries;

•	environmental matters;

•	certain material contracts;

•	brokers’ or finder’s fees; and

•	Inapplicability of anti-takeover laws.

Some of the representations and warranties in the Merger Agreement made by TXMD are qualified as to knowledge, “materiality,” “Material Adverse Effect” or similar qualifications as to materiality.

For purposes of the Merger Agreement, “Company Material Adverse Effect” means any event, effect, occurrence, fact, circumstance, condition or change that individually or in the aggregate, has had or would be reasonably likely to (x) have a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of TXMD and its subsidiaries or (y) prevent or materially delay the ability of TXMD to consummate the Transactions; provided that, solely for the purposes of clause (y), none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and except as provided below, none of the following shall be taken into account in determining whether there is, or would reasonably be likely to be, a TXMD Material Adverse Effect;

•	general economic or political conditions (or changes or disruptions in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

•	conditions (or changes or disruptions in such conditions) generally affecting the industries in which TXMD and its subsidiaries operate;

•

conditions (or changes or disruptions in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (1) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries, (2) any suspension of trading in equity, debt, derivative or hybrid securities, securities generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, and (3) any decline in the price or trading volume of any security (including the Shares) or any market index (provided that the underlying causes of such decline with respect to the Shares (subject to the other provisions of this definition) shall not be excluded;

•

political conditions (or changes or disruptions in such conditions) in the United States or any other country or region in the world or acts of war (whether or not declared) armed or unarmed hostilities or attacks, acts of terrorism, sabotage or the escalation or worsening thereof in the United States or any other country or region in the world;

•

(1) any actions taken by Parent or any of its controlled affiliates, (2) any actions taken by TXMD or its subsidiaries to which Parent has requested in writing or (3) TXMD taking any action expressly required by the Merger Agreement or the vitaCare transaction documents;

•	any changes in applicable Law (including COVID-19 measures), accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof, in each case after the date hereof;

•

other than for purposes provided for in the Merger Agreement, the announcement, pendency or completion of the Merger Agreement, including, to the extent resulting therefrom, (1) the identity of Parent, (2) the termination of (or the failure or potential failure to renew or enter into) any contracts with customers, suppliers, distributors or other business partners and (3) any other negative development in TXMD’s and its subsidiaries’ relationships with any of their employees, customers, suppliers, distributors, or other business partners;

•	any natural hurricane, earthquake, flood, disaster, acts of God, pandemic (including COVID-19) or other force majeure events in the United States or any other country or region in the world; and

•

changes in TXMD’s stock price or the trading volume of TXMD’s stock, in and of itself or any failure by TXMD to meet any internal or published forecasts, estimates, projections or expectations of TXMD’s revenue, earnings or other financial performance or results of operations for any period (provided that the underlying causes of such changes or failures (subject to the other provisions of this definition) shall not be excluded).

except, with respect to bullets one, two, three, four, six and eight to the extent that such event, effect, occurrence, fact, circumstance, condition or change has a disproportionate adverse effect on TXMD and its subsidiaries, taken as a whole, relatives to the adverse effect of such event, effect, occurrence, fact, circumstance, condition or change has on other companies operating in the industries in which TXMD and its subsidiaries operate.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties (qualified by reference their disclosure letter to the Merger Agreement) to TXMD with respect to, among other matters:

•	the corporate organization and valid existence of Parent and Purchaser;

•	Parent’s and Purchaser’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by Parent and Purchaser of the Merger Agreement and the enforceability of the Merger Agreement against Parent and Purchaser;

•	compliance with governmental authorizations by Parent and Purchaser;

•	the absence of conflicts with the organizational documents of Parent or Purchaser, applicable law, or contracts of Parent or Purchaser;

•	the accuracy of the information supplied by Parent or Purchaser for inclusion in certain SEC filings relating to the Offer;

•

Parent has delivered to TXMD a true, correct and complete copy of the fully executed Equity Commitment Letter that is in full force and effect, and constitutes the valid, binding and enforceable obligation of Parent and the Investor, as applicable.

•	the absence of legal proceedings involving Parent or its affiliates as of the date of the Merger Agreement;

•	ownership of Shares by Parent, Purchaser and Parent’s subsidiaries;

•	brokers’ or finder’s fees; and

•	that Parent and Purchaser have not relied on representations and warranties of TXMD outside of the Merger Agreement;

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to knowledge, or similar qualifications as to materiality.

Covenants—Conduct of TXMD.

The Merger Agreement provides that, except for certain matters set forth in TXMD’s disclosure letter delivered in connection with execution of the Merger Agreement (the “Disclosure Letter”), as required by applicable law, for any actions taken reasonably and in good faith to respond to COVID-19 or undertaken with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), or as contemplated by the terms of the Merger Agreement, during the period commencing on the Agreement Date and ending on the earlier of (1) the Effective Time and (2) the termination of the Merger Agreement (the “Interim Period”), TXMD will, and will cause each of its subsidiaries to:

•	ensure that it conducts its and their respective businesses in the ordinary course in all material respects and in compliance in all material respects with all applicable Laws;

•

use commercially reasonable efforts to preserve intact its and their respective current business organizations, keep available the services of its and their respective current officers and employees and maintain its and their respective relations and goodwill with material customers, suppliers, landlords, governmental authorities and other Persons with which it has material business relationships; and

•	keep in full force and effect all appropriate insurance policies covering all material assets of TXMD.

TXMD has also agreed that, without limiting the generality of the foregoing and except for certain matters set forth in the Disclosure Letter, as required by applicable law, as approved in writing in advance by Parent (which approval will not be unreasonably withheld, conditioned or delayed) or as contemplated by the terms of the Merger Agreement, during the Interim Period TXMD will not, and will not permit any of its subsidiaries to:

•

establish a record date for, declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any shares of capital stock or any other securities of TXMD or its subsidiaries (other than dividends or distributions paid in cash from a direct or indirect wholly owned TXMD subsidiary to TXMD or another direct or indirect wholly owned TXMD subsidiary); adjust, split, combine or reclassify any capital stock or otherwise amend the terms of any TXMD or TXMD subsidiary securities; or acquire, redeem or otherwise reacquire or offer to acquire, redeem or otherwise reacquire any shares of capital stock or other securities, other than (1) the withholding or retirement of the Shares to satisfy tax obligations with respect to TXMD equity awards outstanding on the Agreement Date in accordance with the terms of such TXMD equity awards and (2) the acquisition by TXMD of Shares in connection with the surrender of such Shares by holders of TXMD Options outstanding on the Agreement Date to pay the exercise price thereof in accordance with the terms of such TXMD Options;

•

sell, issue, grant or authorize the sale, issuance, or grant of any Equity Interests (including TXMD equity awards), except that (x) TXMD may issue Shares pursuant to the exercise or settlement of TXMD equity awards under the TXMD Equity Plans outstanding on the Agreement Date in accordance with the terms of such TXMD equity awards; and (y) TXMD may issue Shares in connection with the exercise of warrants pursuant to warrant documentation;

•	except as otherwise expressly required by the Merger Agreement, amend or otherwise modify any of the terms of any TXMD equity awards;

•	amend or permit the adoption of any amendment to the organizational documents of TXMD or any of its subsidiaries;

•

acquire, by means of a merger, consolidation, recapitalization or otherwise, (1) any equity interest of any other Person or (2) any assets (other than (x) purchases pursuant to commitments under contracts of TXMD or any of its subsidiaries as in effect on the date of the Merger Agreement and made available to Parent or (y) acquisitions of raw materials or supplies in the ordinary course of business) or otherwise effect, propose, become a party to or adopt a plan with respect to any merger, liquidation or partial liquidation, dissolution, restructuring, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares, reorganization of TXMD or similar transaction;

•	form any subsidiary or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•

make or authorize any capital expenditure other than any capital expenditure that (A) is provided for in TXMD’s capital expense budget delivered to Parent prior to the date of the Merger Agreement, which expenditures shall be in accordance with the categories set forth in such budget, or (B) in an amount, in the aggregate, of less than $250,000;

•

(A) amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any real property lease or (B) enter into any contract which if entered into prior to the date of the Merger Agreement would have been a real property lease;

•

sell, assign, transfer or otherwise dispose of, lease or license or grant any right to, assets or property material to TXMD and its subsidiaries, taken as a whole, to any other person, except for dispositions of inventory in the ordinary course of business;

•

sell, lease, sublease, license, sublicense, assign or otherwise grant rights under any material TXMD intellectual property (except for non-exclusive licenses granted to third parties in the ordinary course of business) or transfer, cancel, abandon or fail to renew, maintain or diligently pursue applications for or otherwise dispose of any TXMD intellectual property (other than non-exclusive licenses granted to third parties in the ordinary course of business);

•

(A) lend money to, or make any advances to, capital contributions to or investments in, any Person (other than (x) advances to TXMD employees for travel and other business related expenses in the ordinary course of business or (y) loans, advances, capital contributions or investments to or in a direct or indirect wholly owned TXMD subsidiary), (B) guarantee any indebtedness, (C) incur any Indebtedness or (D) amend, terminate or modify the Financing Agreement or waive any provision thereto;

•

except as required pursuant to the terms of any TXMD benefit plan in effect as of the date of the Merger Agreement or applicable law, (A) establish, adopt, enter into or amend in any respect any TXMD Equity Plan or any collective bargaining agreement (“CBA”), other than entry into offer letters with new hires permitted by subsection (D) hereof in the ordinary course of business (provided that such offer letter does not provide for the grant of any equity or equity-based awards, change in control benefits, severance or transaction or retention bonus); (B) amend or waive any of its rights under, or accelerate the vesting under, any provision of any TXMD Equity Plan; (C) except for annual merit increases in annual base salaries and cash bonuses made in the ordinary course of business to employees of TXMD and its subsidiaries with an annual base salary that does not exceed $70,000, grant any increase in compensation, bonuses or other benefits to any current directors, officers, or employees of TXMD and its subsidiaries; or (D) hire, terminate the employment or services of (other than for “cause”, as determined by TXMD in good faith), or layoff (or give notice of any such actions to) any employee or individual independent contractor with an annual base compensation in excess of $70,000 (other than any hiring of any such employee to replace any departed employees in the ordinary course of business and consistent with TXMD’s budget for 2022 and previously provided to Parent);

•

enter into or amend any severance, termination, employment or consulting agreement with any current or former TXMD employee, director or independent contractor of TXMD or any of its subsidiaries with an annual base compensation in excess of $70,000;

•	other than as required by changes in GAAP or SEC rules and regulations, change any of its methods of financial accounting, cash management or financial accounting practices in any material respect;

•

(A) make, change or rescind any material tax election, (B) settle or compromise any material tax claim or assessment or enter into any material closing agreement with respect to taxes, (C) change (or request to change) any material method of accounting for tax purposes or annual tax accounting period, (D) file any material amended tax return, (E) surrender any right to claim a material tax refund, or (F) consent to any consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

•

commence any legal proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where TXMD reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided, that TXMD consults with Parent and considers in good faith the views and comments of Parent with respect to any such legal proceeding prior to commencement thereof); or (C) in connection with a breach of the Merger Agreement or any other agreements contemplated thereby;

•

settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than (A) any legal proceedings commenced or, to the knowledge of TXMD, threatened against TXMD or any of its subsidiaries or any of their respective directors or officers, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any of the other Transactions (“Transaction Litigation”) or (B) any legal proceeding relating to a breach of the Merger Agreement or any other agreements contemplated thereby and (1) that results solely in a monetary obligation involving only the payment of monies by TXMD of not more than $250,000 in the aggregate; (2) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, TXMD and the payment of monies by TXMD that together with any settlement made under clause (1) are not more than $250,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); or (3) that results solely in a monetary obligation involving payment by TXMD of an amount not greater than the amount specifically reserved in accordance with GAAP with respect to such legal proceedings or claim on TXMD’s balance sheet;

•	adopt or implement any stockholder rights plan or similar arrangement;

•

(A) enter into any contract reasonably expected to cause TXMD to abandon, terminate, delay, fail to consummate, materially impede or interfere with the Transactions; or (B) other than in the ordinary course of business, or as required by the terms thereof, enter into, renew or extend, materially amend or terminate any material contract of TXMD; provided, that no contract that would be a material contract containing certain restrictive covenants may be entered into without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed);

•

(A) negotiate, modify, extend or enter into any CBA or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of TXMD or its subsidiaries; or (B) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate the WARN Act; or

•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

No Solicitation; Acquisition Proposal; Change in Recommendation.

Subject to the terms of the Merger Agreement, from the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, TXMD will, and will cause its subsidiaries and its and their respective officers and directors, and will direct its other representatives not to, directly or indirectly (i) initiate, solicit, propose or knowingly encourage or knowingly facilitate any inquiries or the making on any inquiry, proposal or offer than constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (other than solely informing such Person of the provisions contained in the Merger Agreement); (ii) engage in, continue or otherwise participate in any discussions (other than, in response to an unsolicited inquiry from any Person relating to an Acquisition Proposal, solely informing such Person of the provisions contained in the Merger Agreement) or negotiations regarding, or provide any non-public information or data to any Person (other than Parent, Purchaser or their respective representatives) relating to, any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; (iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; (iv) except as expressly permitted by the Merger Agreement, approve, endorse, recommend or execute or enter into any letter of intent, agreement in principle, term sheet, memorandum of understanding, merger agreement, acquisition agreement, joint venture agreement or other similar Contract relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement (defined below)) (an “Alternative Acquisition Agreement”). As soon as reasonably practicable after the date of the Merger Agreement, TXMD shall deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal within the one hundred eighty (180) days prior to the Agreement Date requesting the prompt return or destruction of all confidential information previously furnished to any Person within the one hundred eighty (180) prior to the Agreement Date for the purposes of evaluating a possible Acquisition Proposal; or (v) furnish to any Person (other than Parent, Purchaser or their respective representatives) any non-public information relating to TXMD or any of its subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of TXMD and its subsidiaries, in any such case with the intent to induce, or that could reasonably be expected to result in, the making, submission or announcement of an Acquisition Proposal.

Notwithstanding anything to the contrary in the Merger Agreement, TXMD and its representatives may prior to the Acceptance Time (i) provide information in response to a request therefor by a Person who makes an unsolicited bona fide written Acquisition Proposal if TXMD did not violate the non-solicitation provisions Merger Agreement in respect of such Person and following the Agreement Date if (x) such Acquisition Proposal did not result from a violation of the non-solicitation provisions of the Merger Agreement; (y) prior to providing such information, TXMD receives from such Person an executed confidentiality agreement on terms that, taken as a whole, are no less favorable in the aggregate to the other party than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making, or amendment, of an Acquisition Proposal and that does not prohibit TXMD from providing any information to Parent or otherwise prohibit TXMD from complying with its obligations under the Merger Agreement (any confidentiality agreement satisfying the criteria of this clause (y) being an “Acceptable Confidentiality Agreement”)) and (z) TXMD promptly (and in any event within twenty-four (24) hours thereafter) makes available to Parent any material non-public information concerning TXMD or its subsidiaries that TXMD provides to any such Person that was not previously made available to Parent; and (ii) engage or participate in any discussions or negotiations with any Person who has made such an Acquisition Proposal, if and only if, (A) prior to taking any action described in clause (i) or (ii) above, the TXMD Board determines in good faith, after consultation with financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (B) prior to taking any action described in clause (i) or (ii) above, the TXMD Board has determined in good faith based on information then available that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

TXMD agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent in writing (i) if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by TXMD, its subsidiaries or any of their respective representatives and the identities of the Person(s) making such inquiry, proposal or offer, (ii) if any non-public information is requested from TXMD in connection with an Acquisition Proposal and (iii) if any discussions or negotiations regarding an Acquisition Proposal are sought to be initiated or continued with TXMD, or any of its representatives, and in each case will provide, in connection with such notice, a summary of the material terms and conditions of any proposals, offers or requests (including, if applicable, any modifications to such proposals, offers or requests and unredacted copies of any material and relevant documents and agreements relating thereto, written requests, proposals or offers, including proposed agreements). Thereafter, TXMD shall keep Parent reasonably informed, on a prompt basis (and, in any event, within twenty-four (24) hours), of the status and material terms of any such proposals, offers, or amendments in connection therewith) and the status of any such discussions or negotiations.

Except as provided by the Merger Agreement, the TXMD Board and each committee of the TXMD Board shall not:

•

(A) fail to make, withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Purchaser, the TXMD Board Recommendation, (B) approve, authorize, endorse, adopt or recommend (publicly or otherwise) (or publicly propose to approve, authorize, endorse, adopt or recommend) an Acquisition Proposal, (C) fail to recommend, in the solicitation/recommendation statement on Schedule 14D-9, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act (other than any tender offer or exchange offer by Parent or Purchaser) within ten (10) business days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by TXMD’s stockholders) within five (5) business days after the commencement of such tender offer or exchange offer or (D) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal and publicly reaffirm the TXMD Board Recommendation upon Parent’s written request, in each case, within five (5) business days after public disclosure of the Acquisition Proposal; provided that Parent may make such request only once with respect to such Acquisition Proposal unless such Acquisition Proposal is subsequently materially modified, in which case Parent may make such request once each time such material modification is made (any action described in clauses (A) through (D), a “Change of Recommendation”); or

•

cause or permit TXMD and its subsidiaries to enter into an Alternative Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with the Merger Agreement) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in the Merger Agreement:

The TXMD Board may make a Change of Recommendation at any time prior to the Acceptance Time (1) if TXMD receives a bona fide unsolicited written Acquisition Proposal following the Agreement Date that did not result from a violation or breach of TXMD’s covenants and has not been withdrawn and the TXMD Board determines in good faith (after consultation with TXMD’s outside legal and financial advisors) based on the information then available that such Acquisition Proposal constitutes a Superior Proposal or (2) in response to a TXMD Intervening Event, in either case of (1) or (2), only if the TXMD Board determines in good faith that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) if the TXMD Board is permitted to make a Change of Recommendation pursuant to clause (x)(1), TXMD may also terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to the applicable Superior Proposal; provided, however, that neither the TXMD Board or TXMD shall take any of the foregoing actions unless:

•

TXMD has provided prior written notice to Parent at least five (5) business days (the “Event Notice Period”) in advance to the effect that the TXMD Board (or a committee thereof) intends to effect a TXMD Board recommendation change pursuant to the Merger Agreement, which notice will specify the basis for such TXMD Board recommendation change, including a description of the TXMD Intervening Event in reasonable detail;

•

TXMD and its representatives, during such Event Notice Period, must have negotiated with Parent and its representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of the Merger Agreement such that (A) the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable Law and (B) with respect to any such action to be taken in connection with an Acquisition Proposal, such Acquisition Proposal ceases to constitute a Superior Proposal; provided, that in the event of any material revision to the terms of such Superior Proposal or any material changes to the event that the TXMD Board has determined to be a TXMD Intervening Event, as the case may be, TXMD shall be required to deliver a new Determination Notice to Parent and to comply with the requirements with respect to such new Determination Notice and the revised Superior Proposal or TXMD Intervening Event, as the case may be contemplated thereby (provided, that the notice period for any such successive written notices shall be three (3) business days instead of five (5) business days); and

•

at or following the end of such Notice Period, the TXMD Board shall have determined in good faith based on the information then available that (A) failure to take such action would continue to be inconsistent with the directors’ fiduciary duties under applicable Law and (B) with respect to any such action to be taken in connection with an Acquisition Proposal, such Acquisition Proposal continues to constitute a Superior Proposal, in each case taking into account any revisions to the Merger Agreement made or proposed in writing by Parent prior to the time of such determination pursuant to the clause above.

For purposes of this Offer to Purchase:

•

“Acquisition Proposal” means any bona fide written offer, proposal or similar indication of interest contemplating or otherwise relating to an Acquisition Transaction (other than an offer, proposal or similar indication of interest by Parent, Purchaser or one of Parent’s other subsidiaries).

•

“Acquisition Transaction” means any transaction or series of related transactions (other than the Transactions) involving: (i) any acquisition or purchase by any Person, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding voting or equity securities of TXMD, or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Person beneficially owning more than fifteen percent (15%) of the total voting power of TXMD; (ii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving TXMD and any Person; or (iii) any sale, lease, exchange, transfer or other disposition to any Person of assets of TXMD representing more than fifteen percent (15%) of the consolidated assets, revenue or net income of TXMD and its subsidiaries (with assets being measured by the fair market value thereof); provided that, for the avoidance of doubt, all references to “Person” in this definition shall include any “group” as defined pursuant to Section 13(d) of the Exchange Act but shall exclude Parent or any of its affiliates or representatives

•

“Superior Proposal” means a bona fide written Acquisition Proposal that did not result from a breach of the Merger Agreement and if consummated would result in a Person owning, directly or indirectly, (a) more than 60% of the outstanding shares of the Shares or (b) more than 60% of the assets of TXMD and its subsidiaries, taken as a whole, in either case, which the TXMD Board determines in good faith, after consultation with its financial advisor and outside legal counsel: (i) to be reasonably likely to be consummated if accepted; and (ii) if consummated, would result in a transaction more favorable to TXMD’s stockholders from a financial point of view than the Merger, in each case, taking into account at the time of determination (A) any changes to the terms of the Merger Agreement offered by Parent in response to such Acquisition Proposal and (B) taking into account such financial, regulatory, legal and all other relevant aspects of such Acquisition Proposal (including the likelihood of such Acquisition Proposal to be consummated on a timely basis).

•

“TXMD Intervening Event” means any event, development or change in circumstances that materially affects the business, assets or operations of TXMD (other than any event, occurrence, fact or change primarily resulting from a breach of the Merger Agreement by TXMD) and that was neither known to the Company Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement, which event, occurrence, fact or change becomes known to the TXMD Board, other than (a) changes in the Share price, in and of itself (however, the underlying reasons for such changes may constitute a TXMD Intervening Event), (b) any Acquisition Proposal or (c) the fact that, in and of itself, TXMD exceeds any internal or published projections, estimates or expectations of TXMD’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute a TXMD Intervening Event).

Financing Covenant

TXMD agrees to use reasonable best efforts to provide, and shall cause its subsidiaries and its and their respective officers, directors and employees to use reasonable best efforts to provide, in each case at Parent’s sole expense, such cooperation as may be reasonably requested by Parent in connection with the 11th Amendment and any other arrangement of any debt financing arranged by Parent in connection with the Transactions (the “Debt Financing”). Notwithstanding the foregoing, (A) such requested cooperation shall not (i) unreasonably disrupt or interfere with the operations of TXMD or its subsidiaries or (ii) cause competitive harm to TXMD or its subsidiaries if the transactions contemplated by the Merger Agreement are not consummated, (B) nothing in this section shall require cooperation to the extent that it would (x) cause any condition to the Closing to not be satisfied or (y) cause any breach of the Merger Agreement, (C) neither TXMD nor any of its subsidiaries shall be required to (1) pay any commitment or other similar fee prior to the Closing Date, (2) incur or assume any liability in connection with the Debt Financing or the Financing prior to the Closing Date that is not already in existence on the Agreement Date or (3) provide access to or disclose information where TXMD determines that such access or disclosure would reasonably be likely to jeopardize the attorney-client privilege or contravene any applicable Law and (D) none of TXMD, its subsidiaries or their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument with respect to any Debt Financing that is not already contemplated by the Financing Agreement as in effect on the Amendment Date that is not contingent upon the Closing.

Prior to the Closing, TXMD shall remain in compliance with its obligations under the Financing Agreement and shall not and shall cause its subsidiaries to not take any actions or fail to take any actions that would reasonably be expected to result in a “Default” or an “Event of Default” (as such terms are defined in the Financing Agreement) under the Financing Agreement.

Director and Officer Liability.

The Surviving Corporation, its subsidiaries and Parent shall honor and fulfill in all respects the indemnification, exculpation, and advancement obligations of TXMD and its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of TXMD or any of its subsidiaries prior to the Effective Time (the “Indemnified Persons”) for acts or omissions occurring at or prior to the Effective Time, in each case as provided in the organizational documents of TXMD or its subsidiaries and any indemnification agreement between any Indemnified Person and TXMD or its subsidiaries (in each case, as in effect on the date of the Merger Agreement and, in the case of any indemnification agreement, as set forth in the TXMD Disclosure Letter). In addition, commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its subsidiaries shall (and Parent shall cause the Surviving Corporation and its subsidiaries to) cause the articles or certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses with respect to acts or omissions prior to the Effective Time that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the organizational documents of TXMD or its subsidiaries as of the Agreement Date, as applicable, and such provisions shall not be repealed, amended or otherwise modified (whether by operation of Law or otherwise) in any manner except as required by applicable Law.

During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including, to the extent applicable, a duty to advance reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of TXMD or any of its subsidiaries or other affiliates that occurred prior to or at the Effective Time or (ii) any of the Transactions; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification or advancement under the terms of the Merger Agreement, then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, the Surviving Corporation shall pay all and/or advance reasonable fees and expenses of any counsel retained by an Indemnified Person promptly after statements therefor are received. No Indemnified Person shall be liable for any settlement effected without his or her prior express written consent.

TXMD currently maintains a directors’ and officers’ liability insurance policy (“D&O Insurance”), an accurate and complete summary of which has been made available by TXMD to Parent or its representatives prior to the Agreement Date. Prior to the Effective Time, notwithstanding anything to the contrary set forth in the Merger Agreement, TXMD shall purchase a six-year “tail” prepaid policy on the D&O Insurance for the benefit of the Indemnified Persons who are currently covered by such D&O Insurance with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of TXMD (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the D&O Insurance; provided, that in no event shall TXMD or the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the annual premium currently payable by TXMD with respect to the D&O Insurance, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder.

In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) sells all or substantially all of its properties and assets to any person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in the Merger Agreement.

The obligations under the Directors’ and Officers’ Exculpation, Indemnification and Insurance section of the Merger Agreement shall not be terminated or modified in any manner that is adverse to any Indemnified Persons (and their respective successors and assigns), it being expressly agreed that each Indemnified Person (including their respective successors and assigns) shall be a third-party beneficiary of that section. In the event of any breach by the Surviving Corporation or Parent of that section, the Surviving Corporation shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Indemnified Persons in enforcing the indemnity and other obligations provided in this section) as such fees are incurred, upon the written request of such Indemnified Person.

Transaction Litigation.

The Merger Agreement provides that prior to the earlier of the Effective Time or the date of termination of the Merger Agreement, TXMD shall promptly notify Parent of any Transaction Litigation (including by providing copies of all pleadings and other material documents with respect thereto) and thereafter keep Parent reasonably informed with respect to the status thereof. TXMD shall (a) give Parent reasonable opportunity (at Parent’s sole expense and subject to a customary joint defense agreement) to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. Further, TXMD may not compromise, settle or come to an arrangement regarding, or propose or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed).

Rule 16b-3 Matters.

TXMD shall take all such steps as may be required to cause the Transactions, and any other dispositions of equity securities (including derivative securities) of TXMD resulting from the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to TXMD, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Post-Closing Employee Benefits

The Merger Agreement provides that, for a period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time (or, if sooner, on the date of termination of employment of the relevant Covered Employee), Parent shall provide, or cause to be provided, to each Covered Employee, (i) a base salary (or base wages, as the case may be), annual short-term cash bonus opportunities and commissions) that are, in the aggregate, no less favorable to the base salary (or base wages), annual cash bonus opportunities and commissions (excluding any equity or equity-based compensation) provided to such Covered Employee immediately prior to the Effective Time and (ii) employee benefits that are, in the aggregate, substantially comparable to the employee benefits provided to such employees pursuant to the TXMD Equity Plans set forth on the TXMD Disclosure Letter (excluding, any defined benefit pension plan, retiree medical benefits, equity or equity-based compensation, retention bonuses or change of control bonuses or benefits) provided to such

Covered Employee immediately prior to the Effective Time). “Covered Employees” means employees means employees who are employed by TXMD or any of its subsidiaries immediately prior to the Effective Time.

In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy, or arrangement of Parent or the Surviving Corporation or any of their respective subsidiaries (“Parent Employee Benefit Plan”) following the Effective Time or during the calendar year including the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to: (i) for the plan year in which the Effective Time occurs waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation was waived or satisfied under the analogous TXMD benefit plan the Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan and (ii) for the plan year in which the Effective Time occurs provide each Covered Employee with credit for any copayments and deductibles paid prior to the Covered Employee’s coverage under any Parent Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the analogous TXMD benefit plan in which the Covered Employee participated immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan.

As of the Effective Time, Parent shall cause the Surviving Corporation and their respective subsidiaries to recognize, each Covered Employee’s service earned prior to the Effective Time with TXMD (or any predecessor entities of TXMD or any of its subsidiaries) for purposes of vesting in any defined contribution retirement plan and eligibility to participate purposes (but not for benefit accrual purposes under any defined benefit pension plan, retiree medical benefits or any equity or equity-based compensation plan, as applicable) to the same extent and for the same purposes as such Covered Employee was entitled, before the Effective Time, to credit for such service under any similar TXMD benefit plan in which such Covered Employee participated immediately prior to the Effective Time.

Other Covenants.

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, complying with applicable antitrust laws, and making required SEC filings.

Termination.

The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the Acceptance Time:

(i)	by mutual written agreement of TXMD and Parent;

(ii)	by either TXMD or Parent, if:

(a)

the Offer Closing shall not have occurred on or before 11:59 p.m. Eastern Time on July 13, 2022 (the “Termination Date”); provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party hereto whose failure to perform or comply with any obligation under the Merger Agreement has been the principal cause of, or resulted in, the failure of the Offer Closing to have occurred on or before the Termination Date; or

(b)

any Legal Restraint preventing the consummation of the Offer or the Merger is in effect, or any action has been taken by any governmental authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Offer or the Merger and has become final and non-appealable;

(iii)	by Parent:

(a)	in the event (i) of a breach of any covenant or agreement on the part of TXMD set forth in the Merger Agreement or (ii) that any of the representations and warranties of TXMD set forth in the Merger

Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions set forth in Sections (c)(i), (c)(ii) or (c)(iii) of Annex A, as applicable, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, as applicable (x)(i) is not reasonably capable of being cured by TXMD by the Termination Date or (x)(ii) if reasonably capable of being cured by TXMD by the Termination Date, Parent has delivered to TXMD written notice of such breach and such breach is not cured by TXMD by the earlier of (A) the Termination Date and (B) the date that is thirty (30) days after delivery of such notice; provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to Parent if it is in breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement such that TXMD would be entitled to terminate the Merger Agreement pursuant to provision;

(b)	in the event that, a Change of Recommendation shall have occurred; or

(c)	in the event of a Willful Breach of any covenant or agreement on the part of TXMD.

(iv)	by TXMD:

(a)

if (i) Purchaser fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) or extend the Offer in violation of Section 1.01 of the Merger Agreement (other than due to a violation or breach by TXMD of any provision of the Merger Agreement that has been the principal cause of, or resulted in, such failure to commence the Offer or extend the Offer) or (ii) if the Offer Expiration Time shall have occurred and Purchaser shall not have accepted for payment, within three (3) business days following the Expiration Date, the Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the terms of the Merger Agreement; provided, that the right to terminate the Merger Agreement shall not be available to TXMD if its breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the principal cause of, or resulted in, Purchaser having failed to accept for payment the Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the terms of the Merger Agreement;

(b)

in the event (i) of a breach of any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement or (ii) that any of the representations and warranties of Parent and Purchaser set forth in the Merger Agreement (without regard to any qualifications or exceptions contained therein as to materiality) shall have been inaccurate when made or shall have become inaccurate, in either case such that such breach or inaccuracy (x)(i) would reasonably be expected to prevent or materially delay the Offer or the Merger and (y)(i) is not reasonably capable of being cured by Parent or Purchaser by the Termination Date or (y)(ii) if reasonably capable of being cured by Parent or Purchaser by the Termination Date, TXMD has delivered to Parent written notice of such breach or inaccuracy and such breach or inaccuracy is not cured by Parent or Purchaser, as applicable, by the earlier of (A) the Termination Date and (B) the date that is thirty (30) days after delivery of such notice; provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to TXMD if it is in breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement such that Parent would be entitled to terminate the Merger Agreement pursuant to provision; or

(c)

prior to the Offer Acceptance Time, if (i) the TXMD Board authorizes TXMD, subject to complying in all material respects with the terms of non-solicitation provisions, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; and (ii) TXMD pays to Parent the TXMD Termination Fee in accordance with the Merger Agreement prior to or substantially concurrently with such termination.

Effect of Termination.

In the event of a valid termination of the Merger Agreement, the Merger Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any former, current or future stockholder, equityholder, Affiliate, director, manager, officer, employee, agent, consultant or other Representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 6.4(c), Section 6.6, Section 6.12, Section 8.3, Section 8.4 and Article IX of the Merger Agreement, each of which shall survive the termination of the Merger Agreement, (b) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for any fraud committed in connection with the Merger Agreement or any of Transactions and (c) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for Willful Breach in connection with the Merger Agreement or any of the Transactions. In addition to the foregoing, no termination of the Merger Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which shall survive termination of the Merger Agreement in accordance with their respective terms and remain fully enforceable in accordance with their respective terms. For purposes of the Merger Agreement, “Willful Breach” means a material breach that is a consequence of an intentional act or intentional failure to act undertaken by the breaching party with the actual knowledge that the taking of or the omission of taking such act would, or would reasonably be expected to, cause or constitute a material breach of the Merger Agreement. Notwithstanding anything to the contrary in the Merger Agreement, and except in the case of fraud by Parent or Purchaser, the maximum aggregate liability for Parent or any of its Affiliates or any of their representatives may be liable in connection with the termination of the Merger Agreement shall not exceed a maximum of $5,110,000.

TXMD Termination Fee.

(i) In the event that the Merger Agreement is terminated pursuant to TXMD entering into an Alternative Acquisition Agreement with respect to a Superior Proposal, then as a condition to such termination of the Merger Agreement, prior to or concurrently with such termination, TXMD shall pay to Parent (or its designee) the TXMD Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. “TXMD Termination Fee” means an amount equal to $3,250,000.

(ii) In the event that the Merger Agreement is terminated by Parent, then within two (2) business days after the termination of the Merger Agreement, TXMD shall pay to Parent (or its designee) the TXMD Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) If the Merger Agreement is terminated by either Parent or TXMD if the Offer Closing has not occurred prior to the Termination Date at the time Parent could not have terminated pursuant to such condition (each, an “Applicable Termination”), (a) following the execution and delivery of the Merger Agreement and prior to an Applicable Termination, an Acquisition Proposal has been publicly announced or disclosed; and (b) within twelve (12) months of an Applicable Termination, TXMD has entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal or an Acquisition Transaction is consummated; provided that all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to reference “50%,” then TXMD will, prior to or concurrently with the earlier of the execution of such Alternative Acquisition Agreement and the consummation of such Acquisition Transaction, pay to Parent (or its designee) the TXMD Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

In no event shall TXMD be required to pay the TXMD Termination Fee on more than one occasion.

Governing Law.

The Merger Agreement is governed by Delaware law.

Specific Performance; Remedies.

Pursuant to the Merger Agreement, the parties agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform the provisions of the Merger Agreement (including any party failing to take such actions as are required of it hereunder in order to consummate the Merger Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that, (A) the parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of the Merger Agreement and to enforce specifically the terms and provisions thereof, including the right of a party to cause each other party to consummate the Offer, the Merger and including the right of a party to cause each other party to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and any court specified in the Merger Agreement; (B) the provisions of the Merger Agreement are not intended to and do not adequately compensate Parent and Purchaser for the harm that would result from a breach of the Merger Agreement, and will not be construed to diminish or otherwise impair in any respect any party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Transaction and without that right, neither TXMD nor Parent would have entered into the Merger Agreement. The Merger Agreement further provides that, the parties agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement by any party thereto, and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any party pursuant to the Merger Agreement. Any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The parties further agree that by seeking such remedies, a party hereto shall not in any respect waive its right to seek any other form of relief that may be available to a party under the Merger Agreement in the event that the Merger Agreement has been terminated or in the event that the remedies provided for in the Merger Agreement are not available or otherwise are not granted, nor will any party hereto be restricted from instituting any proceeding for (or limit any party’s right to institute any proceeding for) specific performance prior or as a condition to exercising any termination right (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any party’s right to terminate the Merger Agreement in accordance with the terms of the Merger Agreement or pursue any other remedies under the Merger Agreement that may be available then or thereafter. It is explicitly agreed that, TXMD shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Purchaser’s obligations to consummate the Offer (including, subject to the satisfaction (or to the extent waivable by Parent (on behalf of the Purchaser)) of the Offer Conditions, Purchaser’s obligation to accept for payment, and pay for, the Shares tendered in the Offer) and the Merger, and Parent’s obligation under the Merger Agreement to cause the Financing to be funded, including by exercising its rights in accordance with the Equity Commitment Letter, subject to the terms and conditions set forth therein and in the Merger Agreement

Assignment.

No party to the Merger Agreement may assign either the Merger Agreement or any of the rights, interests, or obligations thereunder without the prior written approval of the other parties thereto and any attempt to make any such assignment without such consent shall be null and void, except that Parent and Purchaser have the right to assign all or any portion of their respective rights and obligations pursuant to the Merger Agreement from and after the Effective Time to any of their respective affiliates, it being understood that such assignment will not (i) affect the obligations of the parties to the Equity Commitment Letter or (ii) impede or delay the consummation of the Offer or the Merger. Subject to the preceding sentence, the Merger Agreement will be binding upon and will inure to the benefit of the parties and their respective successors and permitted assigns. No assignment by any party to the Merger Agreement will relieve such party of any of its obligations hereunder.

12.	Purpose of the Offer; Plans for TXMD.

Purpose of the Offer.

The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is to acquire control of, and the entire equity interest in, TXMD. The Offer, as the first step in the acquisition of TXMD, is intended to facilitate the acquisition of all outstanding Shares. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions. The Merger Agreement provides, among other things, that Purchaser will be merged with and into TXMD, with TXMD as the surviving corporation.

No Stockholder Vote Required to Effectuate Merger.

If the Offer is consummated, we expect to consummate the Merger pursuant to Section 92A.133 of the NRS, without a vote of the stockholders of TXMD. NRS 92A.133 provides that, subject to certain statutory requirements, if following consummation of a tender offer for a publicly traded Nevada corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the corporation consummating the tender offer equals at least that percentage of the voting power of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to approve a merger agreement under the NRS and the target corporation’s articles of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the corporation consummating the tender offer may effect a merger with the target Nevada corporation without a vote of the stockholders of the target Nevada corporation. Accordingly, if the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Offer Expiration Time, together with any Shares beneficially owned by Purchaser or its “affiliates” (as defined in NRS 92A.133(4)(a)), immediately after giving effect to the acceptance for payment of Shares in the Offer, equals at least a majority of the then issued and outstanding Shares, and the other Offer Conditions are satisfied or waived, no vote of the TXMD stockholders will be required to approve or effectuate the Merger, and Purchaser will not seek the approval of TXMD’s remaining public stockholders before effecting the Merger. NRS 92A.133 also requires that the Merger Agreement provide that a merger pursuant to that provision be effected as soon as practicable after the tender offer. Therefore, TXMD, Parent and Purchaser have agreed to take all necessary action to cause the Merger to become effective as promptly as practicable following the acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Plans for TXMD.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of TXMD will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of TXMD and its assets, corporate structure, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of TXMD during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of TXMD’s business, operations, capitalization and management with a view to optimizing development of TXMD’s potential. Possible changes could include changes in TXMD’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the Surviving Corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

As of the date of this Offer to Purchase, no member of TXMD’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding potential terms of employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of TXMD’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. It is anticipated that awards granted under any such equity-based compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the Surviving Corporation. Although it is likely that certain members of TXMD’s management team will enter into arrangements with the Surviving Corporation or Parent regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Offer to Purchase no discussions have occurred between members of TXMD’s current management and Parent, Purchaser or Topco regarding the potential terms of any such employment or severance arrangement, and there can be no assurance that any parties will reach an agreement on commercially reasonable terms, or at all. The potential terms of any new arrangements are currently expected to be discussed and entered into after completion of the Merger.

In the normal course of its business of investing, Topco and Parent may pursue acquisitions of other companies in TXMD’s industry and look to combine those companies with TXMD. Except as described above or elsewhere in this Offer to Purchase, Topco, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving TXMD or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of TXMD or any of its subsidiaries, (iii) any material change in TXMD’s capitalization or dividend policy, (iv) any other material change in TXMD’s corporate structure or business, (v) a class of securities of TXMD being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vi) a class of equity securities of TXMD being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and Purchaser intend to consummate the Merger as promptly as practicable following the Acceptance Time.

Stock Quotation. The Shares are currently listed on the Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Acceptance Time), the Shares will no longer meet the requirements for continued listing on the Nasdaq because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend to and will cause TXMD to delist the Shares from the Nasdaq.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

TherapeuticsMD has not declared or paid any cash dividends on its Shares and does not anticipate paying any cash dividends in the near future.

As discussed in Section 11 – “The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, except as expressly contemplated, required or permitted by the Merger Agreement, as required by applicable law, or with the written consent of Parent, TherapeuticsMD will not establish a record date for, declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any of its capital stock.

15.	Certain Conditions of the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to (and Parent shall not be required to cause Purchaser to) accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered pursuant to the Offer and not validly withdrawn prior to any then-scheduled Expiration Date with the Offer if:

(i) the Minimum Tender Condition is not satisfied;

(ii) with respect to the representations and warranties of TXMD set forth in the Merger Agreement:

(a) the representations and warranties related to capitalization of TXMD are not true and correct as of the date of the Merger Agreement and the Expiration Date with the same force and effect as if made on and as of such date, except for any de minimis inaccuracies (except that the accuracy of any such representation and warranty that address matters only as of a specified date shall be measured only as of such date);

(b) the representations and warranties related to organization, due authorization and broker fees are not true and correct in all material respects as of the date of the Merger Agreement and the Expiration Date with the same force and effect as if made on and as of such date (except that the accuracy of any such representation and warranty that address matters only as of a specified date shall be measured only as of such date);

(c) the representations and warranties related to no Company material adverse effect occurring between December 31, 2021 and the date of the Merger Agreement are not true and correct as of the date of the Merger Agreement and the Expiration Date with the same force and effect as if made on and as of such date; and

(d) all other representations and warranties are not true and correct as of the date of the Merger Agreement and the Expiration Date with the same force and effect as if made on and as of such date, except for any failure to be true and correct that would not have a Company material adverse effect;

(iii) the Merger Agreement has been terminated in accordance with its terms;

(iv) TXMD has not complied with or performed in all material respects its covenants, agreements and obligations required to be complied with or performed by it on or prior to the Expiration Time under the Merger Agreement;

(v) since the date of the Merger Agreement, there has been an event that has had or would be reasonably likely to have a Company material adverse effect;

(v) TXMD has not delivered to Parent a certificate, signed by its chief executive officer and chief financial officer, to the effect that the conditions set forth above in (ii), (iv) and (v) are not satisfied;

(vi) a default or event of default has occurred and is continuing to occur under the Sixth Street Financing Agreement; and

(vii) there is an order or other legal restraint that is in effect and has the effect of making the consummation of the Offer or the Merger illegal or prohibiting the consummation of the Offer or the Merger.

Subject to the provisions of the Merger Agreement, Parent and Purchaser expressly reserve the right to increase the Offer Price and amend, modify or waive any Offer Condition (other than the Minimum Tender Condition) or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, Purchaser and Parent have agreed that (A) Purchaser shall not decrease the Offer Price and (B) no change may be made to the Offer that (i) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (ii) reduce the number of Shares sought to be purchased by Purchaser in the Offer, (iii) imposes conditions or requirements to the Offer in addition to the Offer Conditions or (iv) otherwise amends or modifies or amends any of the other terms of the Offer in a manner that is adverse to any TXMD stockholder.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Offer to Purchase, neither Parent nor Purchaser is aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by TXMD with the SEC and other publicly available information concerning TXMD, neither Parent nor Purchaser is aware of any governmental license or regulatory permit that appears to be material to TXMD’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to TXMD’s business, or certain parts of TXMD’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 – “Certain Conditions of the Offer.”

State Takeover Laws. A number of states (including Nevada, where TXMD is incorporated) have enacted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In the Merger Agreement, TXMD has represented that its board of directors has taken all appropriate and necessary actions to render any and all limitations on mergers, business combinations and ownership of Shares as set forth in TXMD’s articles of incorporation or bylaws, or in any state takeover or anti-takeover statute or similar law (including NRS 78.378 to 78.3793, inclusive, and NRS 78.411 to 78.444, inclusive) to be inapplicable to the Merger Agreement and the Transactions, including the Offer and the Merger. TXMD has further represented that at no time, from and including the date of the Merger Agreement through the duration of the Offer, will TXMD be an “issuing corporation” (as defined in NRS 78.3789). Effective May 27, 2022, the board of directors of TXMD approved an amendment to the Bylaws of TXMD to render the provisions of Nevada’s acquisition of controlling interest statutes (NRS 78.378 through 78.3793, inclusive) inapplicable to the Merger Agreement the acquisition of any shares of TXMD capital stock thereunder or the consummation of any transactions contemplated thereby, including, without limitation, the Offer and the Merger. If any such takeover law or provision does or may become applicable to the Offer, the Merger or the other Transactions, the Merger Agreement requires TXMD and its board of directors to grant such approvals and take such actions (including amending the TXMD bylaws) as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such takeover law or provision.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

TXMD, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Certain Conditions of the Offer.”

17.	No Dissenter’s or Appraisal Rights.

There are no dissenter’s rights or appraisal rights available as a result of or in connection with the Offer. Pursuant to NRS 92A.390, there are no dissenter’s rights or appraisal rights available as a result of or in connection with the Merger, if consummated.

18.	Fees and Expenses.

Parent and Purchaser have retained D.F. King to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary and Paying Agent each will receive customary compensation for their respective services in connection with the Offer, will be reimbursed for customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such state and to extend the Offer to holders of Shares in such state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, TXMD or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. If the Offer is completed, Purchaser will file a final amendment to the Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 – “Certain Information Concerning TXMD – Available Information.”

ATHENE MERGER SUB, INC.

June 6, 2022

SCHEDULE I

Directors and Executive Officers of Purchaser Entities

Purchaser Entities

Purchaser is a Nevada corporation. Parent is a Nevada corporation. Each of Athene FinCo, Inc. and Athene HoldCo, Inc. is a Nevada corporation. Majorelle Topco Limited is a private limited company organized under the laws of England and Wales. Each of Atlas Fund 2 Holdco L.P., EW Healthcare Partners Fund 2, L.P., EW Healthcare Partners Fund 2-A, L.P. and EW Healthcare Partners Fund 2-GP, L.P. is a Delaware limited partnership. Each of Atlas Fund 2 Holdco GP LLC and EW Healthcare Partners Fund 2-UGP, LLC is a Delaware limited liability company. Each of the foregoing entities has their principal executive offices at Berkeley Square House, Berkley Square, London, W1J 6BR. The telephone number of their principal executive offices is +44 (0)20 7529 2500. To date, neither Parent nor Purchaser has engaged in any activities other than those incidental to its formation, and Parent and Purchaser do not expect to engage in any activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing (as described in Section 9 – “Source and Amount of Funds”) in connection with the Offer and the Merger. Parent and Purchaser have no assets or liabilities other than its contractual rights and obligations related to the Merger Agreement. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a direct wholly owned subsidiary of Parent.

The sole stockholder of Parent is Athene FinCo, Inc., The sole stockholder of Athene FinCo, Inc. is Athene HoldCo, Inc. The sole stockholder of Athene HoldCo, Inc. is Majorelle Topco Limited. The sole stockholder of Majorelle Topco Limited is Atlas Fund 2 Holdco L.P. The general partner of Atlas Fund 2 Holdco L.P. is Atlas Fund 2 Holdco GP LLC. The members of Atlas Fund 2 Holdco GP LLC are EW Healthcare Partners Fund 2, L.P. and EW Healthcare Partners Fund 2-A, L.P. The general partner of EW Healthcare Partners Fund 2, L.P. and EW Healthcare Partners Fund 2-A, L.P is EW Healthcare Partners Fund 2-GP, L.P. The general partner of EW Healthcare Partners Fund 2-GP, L.P. is EW Healthcare Partners Fund 2-UGP, LLC.

Directors and Executive Officers of Purchaser and Parent

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser and Parent are set forth below.

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Evis Hursever	Director, Co-President, Secretary and Treasurer	UK Berkeley Square House Berkley Square London, W1J 6BR	Evis Hursever is a managing director at EW Healthcare Partners. Dr. Hursever joined EW in 2011 and has served as managing director since 2019.

Scott Barry	Director and Co-President	USA 75 Rockefeller Plaza Suite 1700A New York, NY 10019	Scott Barry is a managing director at EW Healthcare Partners. Mr. Barry joined EW in 2006 and has served as managing director since 2012.

The following entities have direct or indirect control of Purchaser:

Entity	State of Formation	Controlled By	Management
Athene Parent, Inc.	Nevada	Athene FinCo, Inc., as sole stockholder	Directors

Athene FinCo, Inc.	Delaware	Athene HoldCo, Inc., as sole stockholder	Director

Athene HoldCo, Inc.	Delaware	Majorelle Topco Limited, as sole stockholder	Directors

Majorelle Topco Limited	England and Wales	Atlas Fund 2 Holdco L.P., as sole stockholder	Directors

Atlas Fund 2 Holdco L.P.	Delaware	Atlas Fund 2 Holdco GP LLC, as general partner	General Partner

Atlas Fund 2 Holdco GP LLC	Delaware	EW Healthcare Partners Fund 2, L.P. and EW Healthcare Partners Fund 2-A, L.P., as members	Member Managed

EW Healthcare Partners Fund 2, L.P.	Delaware	EW Healthcare Partners Fund 2-GP, L.P., as general partner	General Partner

EW Healthcare Partners Fund 2-A, L.P.	Delaware	EW Healthcare Partners Fund 2-GP, L.P., as general partner	General Partner

EW Healthcare Partners Fund 2-GP, L.P.	Delaware	EW Healthcare Partners Fund 2-UGP, LLC, as general partner	General Partner

The executive officers of Athene FinCo, Inc. and Athene HoldCo, Inc. are as follows:

•	Evis Hursever (Co-President, Secretary and Treasurer)

•	Scott Barry (Co-President)

The board of directors or members of Athene FinCo, Inc. and Athene HoldCo, Inc. consist of Evis Hursever and Scott Barry.

The board of directors or members of Athene FinCo, Inc., Athene HoldCo, Inc. Majorelle Topco Limited, Atlas Fund 2 Holdco GP LLC consists of Scott Barry, Martin Paul Sutter, Petri Tapani Vainio, Richard Scott Barry and Ronald Welcom Eastman. Certain information regarding Messrs. Barry, Eastman, Sutter and Vainio is set forth below.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Richard Scott Barry	USA	Richard Scott Barry is a managing director at EW Healthcare Partners. Mr. Barry joined EW in 2006 and has served as managing director since 2012.

Ronald Welcom Eastman	USA	Ronald Welcom Eastman is Senior Advisor at Essex Woodlands Management, Inc., managing director at EW Healthcare Partners and Chairman for Elusys Therapeutics, Inc.

Martin Paul Sutter	USA	Martin Paul Sutter is founder and managing director of EW Healthcare Partners.

Petri Tapani Vainio	USA	Petri Tapani Vainio is a managing director at EW Healthcare Partners. Dr. Vaninio has served as managing director since joining EW in 2004.

THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY

OTHER REQUIRED DOCUMENTS SHOULD BE SENT BY EACH STOCKHOLDER OF

TXMD OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK,

TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AND PAYING AGENT AS FOLLOWS:

The Depositary and Paying Agent for the Offer is:

If delivering by express mail, courier, or other expedited service:	If delivering by first class mail:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Stockholders may call toll free: (800) 820-2416

Email: TXMD@dfking.com